Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2011

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Petroleum Ltd. (“Penn West”, “We”, “Us”, “Our” or the “Company”) for the three months ended March 31, 2011 and the audited consolidated financial statements and MD&A for the year ended December 31, 2010. The date of this MD&A is May 4, 2011.

On January 1, 2011, we completed our plan of arrangement under which Penn West converted from an income trust to a corporation, operating under the trade name of Penn West Exploration. Prior to this date, the consolidated financial results were presented as an income trust, Penn West’s former legal structure as at and for the year ended December 31, 2010.

In the first quarter of 2011, we completed our change to International Financial Reporting Standards (“IFRS”) from Canadian Generally Accepted Accounting Principles (“previous GAAP”). Our previously reported consolidated financial statements were adjusted to be in compliance with IFRS on January 1, 2010, the “date of adoption”. Previously reported results and balances subsequent to the date of adoption have been restated to IFRS.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless otherwise noted.

Please refer to our disclaimer on forward-looking statements at the end of the MD&A. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP measures including funds flow, funds flow per share-basic, funds flow per share-diluted, netback and payout ratio included in this MD&A are not defined nor have a standardized meaning prescribed by IFRS or previous GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividend and planned capital programs. See below for reconciliations of funds flow to its nearest measure prescribed by GAAP. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions and to economically rank projects. Operating margin is calculated as revenue less royalties, operating costs and transportation costs and is used for similar purposes to netback. Payout ratio is calculated as dividends paid divided by funds flow and is used to assess the adequacy of funds flow retained to finance capital programs.

Calculation of Funds Flow

	Three months ended March 31
(millions, except per share amounts)	2011	2010
Cash flow from operating activities	$240	$341
Increase (decrease) in non-cash working capital	96	(12)
Decommissioning expenditures	20	15
Funds flow	$356	$344

Basic per share	$0.77	$0.81
Diluted per share	$0.77	$0.81

2011 FIRST QUARTER REPORT 1

First Quarter Highlights

•
Production averaged 166,135 boe per day and was weighted 63 percent to liquids and 37 percent to natural gas in the first quarter of 2011 compared to 164,587 boe per day with 59 percent liquids and 41 percent natural gas in the first quarter of 2010.

•
Capital expenditures, net, totalled $492 million compared to $263 million in the first quarter of 2010. Net property dispositions were $56 million in the first quarter of 2011 compared to $456 million in 2010.

•
Funds flow for the first quarter was $356 million compared to $344 million in the first quarter of 2010. The increase was primarily from higher revenues resulting from an increase in production and crude oil prices.

•
Net income was $291 million compared to $98 million in the first quarter of 2010. The increase can be attributed to higher revenues and a deferred tax recovery related to our conversion from an income trust to a corporate structure, offset by unrealized risk management losses and one-time share-based compensation charges resulting from our corporate conversion.

•	Netback was $29.56 per boe in the first quarter of 2011 compared to $28.34 per boe in the first quarter of 2010.

Quarterly Financial Summary
(millions, except per share and production amounts) (unaudited)

	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30
Three months ended	2011	2010	2010	2010	2010	2009	2009	2009
Gross revenues (1)	$844	$782	$728	$718	$806	$831	$800	$791
Funds flow	356	305	267	269	344	366	349	430
Basic per share	0.77	0.67	0.59	0.62	0.81	0.87	0.84	1.05
Diluted per share (2)	0.77	0.66	0.58	0.61	0.81	0.86	0.83	1.05
Net income (loss) (2)	291	(37)	304	745	98	(12)	7	(41)
Basic per share (2)	0.63	(0.08)	0.67	1.72	0.23	(0.03)	0.02	(0.10)
Diluted per share (2)	0.63	(0.08)	0.66	1.69	0.23	(0.03)	0.02	(0.10)
Dividends declared	125	123	177	196	190	189	188	188
Per share	$0.27	$0.27	$0.39	$0.45	$0.45	$0.45	$0.45	$0.45
Production
Liquids (bbls/d) (3)	104,349	105,296	98,380	95,777	96,317	101,636	104,583	104,070
Natural gas (mmcf/d)	371	365	394	408	410	411	441	459
Total (boe/d)	166,135	166,148	164,087	163,700	164,587	170,164	178,124	180,601

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	2010 net income (loss) and per share amounts are presented under IFRS. 2009 periods are presented under previous GAAP.
(3)	Includes crude oil and natural gas liquids.

Commodity Markets

In the first quarter of 2011, crude oil markets were significantly impacted by supply concerns resulting from political uprisings in North Africa and the Middle East. Although Egypt is not a significant oil producer, conflict in that country initiated upward pressure on prices due to concerns about oil movements through the Suez Canal. Prices increased further when social unrest in Libya resulted in lost production and the reduction of crude oil exports from that country. Political instability continues throughout the region, however, no significant production interruptions, other than in Libya, have occurred to date. The WTI prompt month contract recently settled as high as US$112.79 per barrel despite record high inventory levels of WTI at Cushing, Oklahoma. Global benchmark crudes such as Brent with access to ocean transportation have benefited from proportionately higher price increases compared to WTI to date in 2011.

2011 FIRST QUARTER REPORT 2

Asian economies continue to grow at strong levels with a corresponding increase in demand for energy products. Growth rates in North American and European economies appear to be stabilizing however remain lower than growth levels in Asia. Concerns regarding the level of sovereign debt of several European countries remain.

Crude Oil

In the first quarter of 2011, WTI crude oil prices averaged US$94.25 per barrel compared to US$85.18 per barrel in the fourth quarter of 2010 and US$78.79 per barrel for the first quarter of 2010. Canadian energy producers experienced challenges in the first quarter of 2011 delivering their production to market due to pipeline apportionment issues on the major Western Canadian export systems and the effects of colder and wetter winter weather. WTI differentials for Canadian crudes were volatile in the first quarter as differentials initially widened due to ongoing pipeline apportionment issues, narrowing later in the quarter as WTI was further discounted against other world benchmark crudes due to high inventory levels at Cushing, Oklahoma.

Our average liquids price in the first quarter of 2011, before the impact of the realized portion of risk management, was $76.98 per barrel compared to $69.58 per barrel in the fourth quarter of 2010 and $70.98 per barrel for the first quarter of 2010. Currently, we have 41,000 barrels per day of 2011 crude oil production hedged between US$79.98 per barrel and US$96.39 per barrel and 35,000 barrels per day of 2012 production between US$86.00 per barrel and US$109.72 per barrel.

Natural Gas

In the first quarter of 2011, the AECO Monthly Index averaged $3.77 per mcf compared to $3.58 per mcf in the fourth quarter of 2010 and $5.35 per mcf in the first quarter of 2010. Drilling activity in the U.S. has remained steady despite the sustained weak price environment resulting in higher year-over-year production levels. Most of North America experienced a colder than average winter resulting in one of the largest seasonal inventory draws on record. As a result, current inventory levels are consistent with longer-term historical averages despite production increases primarily from shale gas.

Our corporate average natural gas price in the first quarter of 2011, before the impact of the realized portion of risk management, was unchanged from the prior quarter at $3.79 per mcf compared to $5.46 per mcf for the first quarter of 2010. We currently have none of our natural gas contracted for 2011 or beyond.

Business Strategy

On January 1, 2011, we converted to an exploration and production (“E&P”) company. During the first quarter of 2011, we significantly increased the pace of delineating our largest resource plays, in particular the large light-oil plays in the Cardium, Colorado (Viking), Northern Carbonates and Spearfish (Waskada). We drilled 185 net wells in the first quarter of 2011 primarily using horizontal multi-stage fracture technology, compared to 65 net wells in the same 2010 period. Our horizontal multi fracture wells continue to produce as previously expected and we continue to expand our play areas with successful testing of step-out locations. Our inventory of drilling locations now exceeds 10,000 and we continue to successfully assess the application of multi-stage fracture technology to our other large holdings including Peace River and Cordova.

In 2011, we plan to invest approximately 90 percent of our capital program in our significant inventory of light-oil projects. We will continuously evaluate the results of our 2011 capital program and assess areas where the rate of development may be economically increased.

2011 FIRST QUARTER REPORT 3

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2011	2010	% change
Light oil and NGL (bbls/d)	87,234	76,434	14
Heavy oil (bbls/d)	17,115	19,883	(14)
Natural gas (mmcf/d)	371	410	(10)
Total production (boe/d)	166,135	164,587	1

The increase in production volumes from 2010 was the result of success in our first quarter drilling and well tie-in programs. Strong drilling results were offset by the impact of contributing assets to the Peace River Oil Partnership, the Cordova Joint Venture and other asset dispositions in 2010. Outages at a partner operated pipeline in Swan Hills, apportionments on the main oil pipeline transporting western Canadian crude oil and severe winter weather had the potential to reduce our first quarter 2011 production by approximately 10,000 boe per day; however, Penn West was able to reduce the effect of these items to 3,500 boe per day. Our production capability at March 31, 2011 was approximately 172,000 boe per day.

When economic to do so, we strive to maintain a strategic mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity. In the first quarter of 2011, crude oil and NGL production averaged 104,349 barrels per day (63 percent of production) and natural gas production averaged 371 mmcf per day (37 percent of production) compared to 96,317 barrels per day (59 percent of production) and 410 mmcf per day (41 percent of production) in the first quarter of 2010.

Average Sales Prices

	Three months ended March 31
	2011	2010	% change

Light oil and liquids (per bbl)	$79.76	$72.72	10
Risk management loss (per bbl) (1)	(1.50)	(2.53)	(41)
Light oil and liquids net (per bbl)	78.26	70.19	11

Heavy oil (per bbl)	62.79	64.31	(2)

Natural gas (per mcf)	3.79	5.46	(31)
Risk management gain (per mcf) (1)	-	0.22	(100)
Natural gas net (per mcf)	3.79	5.68	(33)

Weighted average (per boe)	56.82	55.12	3
Risk management loss (per boe) (1)	(0.79)	(0.62)	27
Weighted average net (per boe)	$56.03	$54.50	3

(1) Gross revenues include realized gains and losses on commodity contracts.

2011 FIRST QUARTER REPORT 4

Netbacks

	Three months ended March 31
	2011	2010	% change
Light oil and NGL (1)
Production (bbls/day)	87,234	76,434	14
Operating netback (per bbl):
Sales price	$79.76	$72.72	10
Risk management loss (2)	(1.50)	(2.53)	(41)
Royalties	(15.34)	(14.37)	7
Operating costs	(18.97)	(20.58)	(8)
Netback	$43.95	$35.24	25
Heavy oil
Production (bbls/day)	17,115	19,883	(14)
Operating netback (per bbl):
Sales price	$62.79	$64.31	(2)
Royalties	(8.99)	(9.65)	(7)
Operating costs	(17.66)	(16.50)	7
Transportation	(0.11)	(0.09)	22
Netback	$36.03	$38.07	(5)
Total liquids
Production (bbls/day)	104,349	96,317	8
Operating netback (per bbl):
Sales price	$76.98	$70.98	8
Risk management loss (2)	(1.26)	(2.01)	(37)
Royalties	(14.30)	(13.40)	7
Operating costs	(18.76)	(19.74)	(5)
Transportation	(0.02)	(0.02)	-
Netback	$42.64	$35.81	19
Natural gas
Production (mmcf/day)	371	410	(10)
Operating netback (per mcf):
Sales price	$3.79	$5.46	(31)
Risk management gain (2)	-	0.22	(100)
Royalties	(0.48)	(0.86)	(44)
Operating costs	(1.85)	(1.63)	13
Transportation	(0.23)	(0.22)	5
Netback	$1.23	$2.97	(59)
Combined totals
Production (boe/day)	166,135	164,587	1
Operating netback (per boe):
Sales price	$56.82	$55.12	3
Risk management loss (2)	(0.79)	(0.62)	27
Royalties	(10.04)	(9.99)	1
Operating costs	(15.92)	(15.61)	2
Transportation	(0.51)	(0.56)	(9)
Netback	$29.56	$28.34	4

(1)	Excluded from the netback calculation is $6 million of realized risk management gains related to our foreign exchange contracts which swap US dollar revenue at a fixed Canadian dollar rate.
(2)	Gross revenues include realized gains and losses on commodity contracts.

2011 FIRST QUARTER REPORT 5

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended March 31
(millions)	2011	2010	% change
Light oil and NGL	$621	$482	29
Heavy oil	97	115	(16)
Natural gas	126	209	(40)
Gross revenues (1)	$844	$806	5

(1)	Gross revenues include realized gains and losses on commodity contracts.

The increase in light-oil revenue is primarily due to successful drilling results at our light-oil plays resulting in 14 percent higher production compared to 2010. Additionally, crude oil prices have strengthened in recent months while natural gas prices remained flat which has led to revenue fluctuations in both categories. Heavy oil production has declined by 14 percent and natural gas production has declined by 10 percent mainly due to the disposition of properties into the Peace River Oil Partnership and the Cordova Joint Venture in mid-2010, respectively.

Reconciliation of increase in Production Revenues

 (millions)
Gross revenues - January 1 - March 31, 2010	$806
Increase in light oil and NGL production	68
Increase in light oil and NGL prices (including realized risk management)	71
Decrease in heavy oil production	(16)
Decrease in heavy oil prices	(2)
Decrease in natural gas production	(20)
Decrease in natural gas prices (including realized risk management)	(63)
Gross revenues - January 1 - March 31, 2011	$844

Royalties

		Three months ended March 31
	2011	2010	% change
Royalties (millions)	$150	$148	1
Average royalty rate (1)	18%	18%	-
$/boe	$10.04	$9.99	1

(1)	Excludes effects of risk management activities.

Royalty rates remained flat as an increase in royalties related to base production from higher oil prices was substantially offset by new wells coming on production at a lower royalty rate under the new provincial royalty programs.

2011 FIRST QUARTER REPORT 6

Expenses

		Three months ended March 31
(millions)	2011	2010	% change
Operating	$238	$231	3
Transportation	8	9	(11)
Financing	47	40	18
Share-based compensation	$78	$58	35

		Three months ended March 31
(per boe)	2011	2010	% change
Operating	$15.92	$15.61	2
Transportation	0.51	0.56	(9)
Financing	3.16	2.72	16
Share-based compensation	$5.29	$3.92	35

Operating

Acquisition and divestiture activity throughout 2010 and an increase in liquids weighting of our asset base led to an increase in operating costs per boe which was partially offset by lower incremental operating costs per barrel on production from new wells. Operating costs in the first three months of 2011 include a realized gain on electricity contracts of $4 million (2010 - $6 million loss). We have contracts in place that fix the price on approximately 90 percent of our electricity consumption for 2011 at US$63.16 per MWH.

Financing

The Company has a three year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $2.25 billion. The facility expires on April 30, 2013 and is extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. As at March 31, 2011, approximately $0.8 billion was drawn under this facility.

As at March 31, 2011, the Company had $1.8 billion of senior unsecured notes outstanding as follows:

	Issue date	Amount (millions)	Term	Average interest rate	Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8 - 15 years	5.80 percent	6.3 years
2008 Notes	May 29, 2008	US$480, CAD$30	8 - 12 years	6.25 percent	6.8 years
UK Notes	July 31, 2008	£57	10 years	6.95 percent (1)	7.3 years
2009 Notes	May 5, 2009	US$154, £20, €10, CAD$5	5 - 10 years	8.85 percent (2)	5.7 years
2010 Q1 Notes	March 16, 2010	US$250, CAD$50	5 - 15 years	5.47 percent	7.5 years
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170, CAD$60	5 - 15 years	5.00 percent	10.5 years

(1)
These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.

(2)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively.

2011 FIRST QUARTER REPORT 7

In January 2011, the Company completed a closing of a private placement, the 2010 Q4 Notes, with an aggregate principal amount of approximately US$230 million. The 2010 Q4 Notes had an original weighted average term of 10.8 years and bear a weighted average fixed interest rate of approximately 5.0 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

Financing charges to date in 2011 are higher compared to the first quarter of 2010 since a higher percentage of our debt capital is held in senior unsecured notes and the cost of borrowing under the current bank facility has increased compared to the facility in place during the first quarter of 2010. The Company’s senior unsecured notes contain higher interest rates than the syndicated bank facilities held in short-term money market instruments. Notwithstanding the current interest rate differentials, we believe the long-term and fixed interest rates inherent in the senior notes is favourable for a portion of our debt capital structure.

The interest rates on any non-hedged portion of the Company’s bank debt are subject to fluctuations in short-term money market rates as advances on the bank facility are generally made under short-term instruments. As at March 31, 2011, none (December 31, 2010 - none) of our long-term debt instruments were exposed to changes in short-term interest rates. On March 31, 2011, our fixed interest rate debt (including the effects of interest rate swaps) had a weighted average rate of approximately 5.8 percent (December 31, 2010 - 5.7 percent).

At March 31, 2011, the Company had the following interest rate swaps outstanding:

Effective date	Termination date	Initial term	Nominal amount (millions)	Fixed rate (percent)
December 2008	December 2011	3 years	$500	1.61
January 2009	January 2014	5 years	$600	2.71
June 2010	January 2014	3.5 years	$50	1.94

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the first three months of 2011 an expense of $3 million (2010 - $6 million) was recognized in financing expense to reflect that the floating interest rate was lower than the fixed interest rate transacted under our financial instruments.

Share-Based Compensation

Share-based compensation expense is related to our Stock Option Plan (the “Option Plan”), our Common Share Rights Incentive Plan (the “CSRIP”) and our Long-Term Retention and Incentive Plan (“LTRIP”).

Effective January 1, 2011, we implemented the Option Plan and amended our Trust Unit Rights Incentive Plan (“TURIP”) now referred to as CSRIP. Pursuant to our conversion from a trust to a corporation, trust unit right holders had the choice to receive one restricted option (a “Restricted Option”) and one restricted right (a “Restricted Right”) for each outstanding “in-the-money” trust unit right. For those trust unit right holders who chose not to make the election or held trust unit rights that were “out-of-the-money” on January 1, 2011, holders received one common share right (“Share Rights”) for each trust unit right. Trust unit rights issued under the former TURIP received liability treatment for accounting purposes throughout 2010 as we operated in an income trust structure. After January 1, 2011, all future grants will be only under the Option Plan.

The Restricted Options, Share Rights and subsequent grants under the Option Plan receive equity treatment for accounting purposes subsequent to our conversion to a corporation with the fair value of each instrument expensed over the expected vesting period based on a graded vesting schedule. The fair values of the Restricted Options and new option grants are calculated using a Black Scholes option-pricing model and a Binomial Lattice option-pricing model is used to value the Share Rights. The Restricted Rights are accounted for as a liability as holders may elect to settle in cash or common shares.

2011 FIRST QUARTER REPORT 8

On January 1, 2011, the previously recognized trust unit rights liability was removed and a share-based compensation liability was recorded with the fair value of the Restricted Rights charged to income. The fair values of the Restricted Options and Share Rights were also charged to income as at January 1, 2011, with an offset to other reserves. The elimination of the TURIP and subsequent implementation of the Option Plan and CSRIP led to a $58 million net charge to income during the first quarter of 2011.

The change in the fair value of the LTRIP is charged to income based on our common share price at the end of each reporting period plus accumulated dividends multiplied by the number of LTRIP awards outstanding. The LTRIP obligation is accrued over the vesting period as service is completed by employees and expensed based on a graded vesting schedule. Subsequent increases and decreases in the underlying common share price will result in increases and decreases, respectively, to the LTRIP obligation until settlement.

Share-based compensation expense consisted of the following:

		Three months ended March 31
(millions)	2011	2010	% change
Options	$4	$-	100
Restricted Options	7	-	100
Restricted Rights	5	-	100
Share Rights	1	-	100
LTRIP	3	-	100
TURIP	-	58	(100)
Expiry of TURIP at January 1, 2011	(196)	-	100
Share Rights at January 1, 2011	16	-	100
Restricted Options at January 1, 2011	65	-	100
Restricted Rights liability at January 1, 2011	173	-	100
Share-based compensation expense	$78	$58	34

The share price used in the fair value calculation of the LTRIP liability and Restricted Rights obligation at March 31, 2011 was $26.92 (2010 - $21.51).

General and Administrative Expenses (“G&A”)

		Three months ended March 31
(millions, except per boe amounts)	2011	2010	% change
Gross	$57	$48	19
Per boe	3.80	3.21	18
Net	37	34	9
Per boe	$2.44	$2.31	6

Throughout 2010 and into 2011 we increased our technical staff as we have shifted to an E&P company which resulted in an increase in staff costs compared to the prior year.

2011 FIRST QUARTER REPORT 9

Depletion, Depreciation and Accretion

		Three months ended March 31
(millions, except per boe amounts)	2011	2010	% change
Depletion and depreciation (“D&D”)	$247	$262	(6)
D&D expense per boe	16.57	17.67	(6)

Accretion of decommissioning liability	12	10	20
Accretion expense per boe	$0.75	$0.65	15

In the first quarter of 2011, we recorded an impairment reversal of $39 million (2010 - none) due to stronger economic factors resulting in higher forecast cash flows from certain properties in Central Alberta. This reversed a portion of an $80 million impairment recorded in the second quarter of 2010 in the same area.

Taxes

		Three months ended March 31
(millions)	2011	2010	% change
Deferred tax expense (recovery)	$(351)	$(41)	100

The 2011 amount includes a $304 million recovery related to the tax rate differential on our conversion from a trust to an E&P company. As a corporation, we are subject to income taxes at Canadian corporate tax rates, whereas in the trust structure under IFRS we were required to tax-effect timing differences in our trust entities at rates applicable to undistributed earnings of a trust being the maximum marginal income tax rate for individuals in the Province of Alberta.

We currently have a significant tax pool base. Based on current commodity prices and capital spending plans, we forecast these pools will shelter our taxable income for an extended period.

Foreign Exchange

		Three months ended March 31
(millions)	2011	2010	% change
Unrealized foreign exchange gain	$38	$55	(31)

We record unrealized foreign exchange gains or losses to translate the U.S., UK and Euro notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The gains during 2011 and 2010 were primarily due to the strengthening of the Canadian dollar relative to the US dollar.

2011 FIRST QUARTER REPORT 10

Funds Flow and Net Income
	Three months ended March 31
	2011	2010	% change
Funds flow (1) (millions)	$356	$344	3
Basic per share	0.77	0.81	(5)
Diluted per share	0.77	0.81	(5)

Net income (millions)	291	98	100
Basic per share	0.63	0.23	100
Diluted per share	$0.63	$0.23	100

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

Funds flow in the first three months of 2011 increased primarily due to higher liquids production and higher revenues from stronger crude oil prices. Net income for the first three months of 2011 was higher than 2010 mainly due to higher revenues and a deferred tax recovery partially offset by unrealized risk management losses and one-time share-based compensation charges related to our corporate conversion.

Capital Expenditures

	Three months ended March 31
(millions)	2011	2010
Land acquisition and retention	$18	$39
Drilling and completions	351	173
Facilities and well equipping	146	46
Geological and geophysical	6	5
Corporate	3	-
Capital expenditures	524	263
Joint venture, carried capital	(32)	-
Capital expenditures, net	492	263
Property dispositions, net	(56)	(456)
Total expenditures	$436	$(193)

Success at our light-oil resource plays has resulted in a significant increase in drilling, completions and well equipping expenditures compared to the same period in 2010. We continue to focus our capital activity across the Cardium, the Colorado (Viking), the Northern Carbonates and Spearfish (Waskada).

In the first quarter of 2011, we capitalized $9 million for additions (2010 - $4 million disposed) to asset retirement obligations from our capital program, property acquisitions net of property dispositions, and changes to our future cost estimates.

2011 FIRST QUARTER REPORT 11

Gains/ losses on asset dispositions

		Three months ended March 31
(millions)	2011	2010	% change
Gains (losses) on asset dispositions	$24	$(23)	100

During the first quarter of 2011, we closed minor property dispositions which resulted in gains of $24 million recognized in income (2010 - $23 million loss).

Exploration and evaluation (“E&E”) assets

During the first quarter of 2011, approximately $45 million of capital expenditures were allocated to E&E assets compared to $13 million in the first quarter of 2010 due to increased activities aimed at delineating our asset base. Also, during the first quarter of 2011, we had a non-cash E&E expense of $4 million (2010 - nil) related to land expiries.

We disposed of E&E assets valued at $11 million as part of a property disposition during the first quarter of 2010.

Goodwill

(millions)	March 31, 2011	December 31, 2010
Balance, beginning and end of period	$2,020	$2,020

We recorded goodwill on our acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust. We determined there was no goodwill impairment at March 31, 2011.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

We are dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, stakeholder communication, CO2 sequestration, water management and site abandonment/reclamation. Operations are continuously monitored to minimize the environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which we operate.

Liquidity and Capital Resources

Capitalization

	March 31, 2011		December 31, 2010
(millions)		%		%
Common shares issued, at market (1)	$12,498	80	$10,959	78
Bank loans and long-term notes	2,590	17	2,496	18
Convertible debentures	248	1	255	2
Working capital deficiency (2)	304	2	303	2
Total enterprise value	$15,640	100	$14,013	100

(1)	The share price at March 31, 2011 was $26.92 (December 31, 2010 - $23.84).
(2)	Excludes the current portion of risk management, deferred income taxes, convertible debentures and share-based compensation liability.

2011 FIRST QUARTER REPORT 12

In the first quarter of 2011, we paid our final distribution of $0.09 per unit as a trust totalling $41 million (2010 - $190 million) including amounts funded by the distribution reinvestment plan. As a corporation, we anticipate dividends will be paid on a quarterly basis. On May 4, 2011, our Board of Directors declared our second quarter dividend of $0.27 per share to be paid on July 15, 2011 to shareholders of record on June 30, 2011.

On April 30, 2010, the Company closed the renewal of its unsecured, revolving, syndicated bank facilities with an aggregate borrowing limit of $2.25 billion and as of March 31, 2011 had approximately $1.4 billion of unused credit capacity available. For further details on these debt instruments, please refer to the “Financing” and “Convertible Debentures” sections of this MD&A.

We actively manage our debt portfolio and consider opportunities to reduce or diversify our debt structure. We have an active risk management program to limit our exposure to certain risks and maintain close relationships with our lenders and agents to monitor credit market developments. These actions aim to increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and the longer-term execution of our business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On March 31, 2011, the Company was in compliance with all of these financial covenants which comprise the following:

	Limit	March 31, 2011
Senior debt to EBITDA	Less than 3:1	1.88
Total debt to EBITDA	Less than 4:1	1.90
Senior debt to capitalization	Less than 50 percent	22%
Total debt to capitalization	Less than 55 percent	23%

As at March 31, 2011, all senior, unsecured notes contain change of control provisions whereby if a change of control occurs, the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital expenditure requirements. Our dividend level could change based on these and other factors and is subject to the approval of our Board of Directors.

Convertible Debentures

In the first quarter of 2011, as a result of our conversion to a corporation and pursuant to the change of control provisions in the debenture indentures, we were required to make a cash offer to purchase all of the outstanding convertible debentures at 101 percent of the principal amount, plus accrued interest. A total of $7 million of convertible debentures were settled in cash (2010 - $nil) as a result of the offer.

We have the option of settling the convertible debentures in cash or common shares. At March 31, 2011, the balance of our unsecured, subordinated convertible debentures outstanding was as follows:

Description of security	Outstanding (millions)	Maturity date	Conversion price (per share)	Redemption prices (per $1,000 face value)
PWT.DB.E 7.2% Convertible	$24	May 31, 2011	$75.00	$1,025 May 31, 2010 to maturity
PWT.DB.F 6.5% Convertible extendible	224	Dec. 31, 2011	$51.55	$1,025 Dec. 31, 2010 to maturity
Total	$248

2011 FIRST QUARTER REPORT 13

Financial Instruments

We had the following financial instruments outstanding as at March 31, 2011. Fair values are determined using external counterparty information which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Collars	41,000 bbls/d	Apr/11 - Dec/11	US$79.98 to $96.39/bbl	$(174)
WTI Collars	25,000 bbls/d	Jan/12 - Dec/12	US$84.40 to $104.01/bbl	(89)
Electricity swaps
Alberta Power Pool	90 MW	Apr/11 - Dec/11	$63.16/MWh	3
Alberta Power Pool	45 MW	Jan/12 - Dec/12	$53.02/MWh	3
Alberta Power Pool	30 MW	Jan/12 - Dec/13	$54.60/MWh	3
Alberta Power Pool	20 MW	Jan/13 - Dec/13	$56.10/MWh	1
Alberta Power Pool	50 MW	Jan/14 - Dec/14	$58.50/MWh	2
Interest rate swaps
	$500	Apr/11 - Dec/11	1.61%	(1)
	$600	Apr/11 - Jan/14	2.71%	(8)
	$50	Apr/11 - Jan/14	1.94%	-
Foreign exchange forwards on commodities
19-month term	US$284	Apr/11 - Dec/11	1.061 CAD/USD	25
Foreign exchange forwards on Senior notes
8 to 15-year term	US$250	2015-2022	1.000 CAD/USD	(1)
3 to 10-year term	US$128	2014-2020	1.015 CAD/USD	(2)
Cross currency swaps
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(25)
10-year term	£20	2019	1.8051 CAD/GBP, 9.15%	(6)
10-year term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)

Total				$(271)

Please refer to our website at www.pennwest.com for details of all financial instruments currently outstanding.

We entered into additional crude oil collars on 10,000 barrels per day for 2012 at US$90.00 per barrel to US$123.98 per barrel after March 31, 2011. Also, subsequent to March 31, 2011, we entered into additional foreign exchange forward contracts relating to the principal balances on our senior notes totaling US$352 million at an average exchange rate of $0.996 CAD/USD maturing from 2014 to 2020.

2011 FIRST QUARTER REPORT 14

Outlook

This outlook section is included to provide shareholders with information about our expectations as at May 4, 2011 for production and capital expenditures for 2011 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Based on an average crude oil price of WTI US$80.00 per barrel and an average natural gas price of $4.70 per mcf, we expect our 2011 exploration and development capital program to be in the range of approximately $1.1-$1.2 billion. We are focusing our 2011 capital program on our suite of large-scale light-oil plays including the Cardium, the Colorado (Viking), the Northern Carbonates and Spearfish (Waskada). Based on this level of capital expenditures, we continue to forecast 2011 average production to be approximately 172,000 to 177,000 boe per day.

There have been no changes to our guidance from our prior forecast, released on March 18, 2011 with our 2010 year-end documents and filed on SEDAR at www.sedar.com.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on reported financial results for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	25	0.05
Liquids production	1,000 bbls/day	24	0.05
Price per mcf of natural gas	$0.10	11	0.02
Natural gas production	10 mmcf/day	6	0.01
Effective interest rate	1%	6	0.01
Exchange rate ($US per $CAD)	$0.01	29	0.06

2011 FIRST QUARTER REPORT 15

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2011	2012	2013	2014	2015	Thereafter
Long-term debt	$-	$-	$835	$58	$247	$1,450
Transportation	18	13	12	8	4	-
Transportation ($US)	3	4	4	4	4	-
Power infrastructure	17	11	11	11	11	12
Drilling rigs	9	7	4	1	-	-
Purchase obligations (1)	10	13	13	11	10	7
Interest obligations	117	141	120	106	96	272
Office lease (2)	53	68	66	60	60	537
Decommissioning liability (3)	$47	$62	$59	$57	$54	$370

(1)	These amounts represent estimated commitments of $48 million for CO2 purchases and $16 million for processing fees related to our interests in the Weyburn Unit.
(2)	The future office lease commitments above will be reduced by sublease recoveries totalling $414 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Our syndicated credit facility is due for renewal on April 30, 2013. If we are not successful in renewing or replacing the facility, we could enter other loans including term bank loans or be required to repay all amounts then outstanding on the facility. In addition, we have an aggregate of $1.8 billion in senior notes maturing between 2014 and 2025. We continuously monitor our credit metrics and maintain positive working relationships with our lenders, investors and agents.

Convertible debentures with an aggregate principal amount of $248 million were outstanding on March 31, 2011 (December 31, 2010 - $255 million). A significant portion of the interest payable on convertible debentures may, at our option, be settled by the issuance of common shares. As at May 4, 2011, convertible debentures with an aggregate principal amount of $248 million were outstanding. For a schedule of convertible debenture maturities, please refer to the “Convertible Debentures” section of this MD&A or Note 7 to the unaudited interim consolidated financial statements.

2011 FIRST QUARTER REPORT 16

Equity Instruments

Common shares issued:
As at March 31, 2011	464,275,183
Issued on exercise of share rights	44,165
Issued on exercise of restricted options	566,072
Issued on settlement of restricted rights	3,319
Issued pursuant to dividend reinvestment plan	1,106,623
As at May 4, 2011	465,995,362

Options outstanding:
As at March 31, 2011	6,587,773
Granted	206,586
Exercised	-
Forfeited	(78,100)
As at May 4, 2011	6,716,259
Share Rights outstanding:
As at March 31, 2011	3,326,066
Exercised	(44,165)
Forfeited	(35,208)
As at May 4, 2011	3,246,693
Restricted Options outstanding:
As at March 31, 2011	23,434,242
Exercised	(566,072)
Forfeited	(48,678)
As at May 4, 2011	22,819,492

Internal Control over Financial Reporting (“ICOFR”)

No changes in our ICOFR occurred during the quarter ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

Changes in accounting policies

Adoption of IFRS

On January 1, 2011, we transitioned to IFRS, with the date of adoption of January 1, 2010. On the date of adoption, we restated our account balances to IFRS and our financial reporting will be in accordance with IFRS thereafter. A full description of our new accounting policies is outlined in Note 3 to our unaudited interim consolidated financial statements.  Additionally, transition date information and reconciliations between IFRS and previous GAAP for comparative periods in 2010 are described in Note 17 to our unaudited interim consolidated financial statements. The adoption of IFRS has not led to any changes in the business operations, capital strategies or funds flow of the Company.

Significant Accounting Differences and Accounting Policies

The following outlines significant accounting policy choices and differences between IFRS and previous GAAP applicable from the date of adoption of IFRS on January 1, 2010. We operated in an income trust structure from the date of adoption until our conversion to a corporation on January 1, 2011.

Component accounting

Under IFRS, depletion and depreciation of property, plant and equipment (“PP&E”) is based on significant components. These components consist of oil and natural gas assets, facilities, turnarounds and corporate assets.

2011 FIRST QUARTER REPORT 17

Depletion and depreciation

Under previous GAAP, PP&E was generally depleted based on aggregations at the country level using the full cost method of accounting for oil and natural gas activities. Depletion of resource properties and facilities will continue to be calculated using the unit-of-production method; however, under IFRS there is an option to use reserves volumes on a total proved or total proved plus probable basis. We have elected to deplete resource properties using total proved plus probable reserves. Other assets, consisting of computer hardware and software, office furniture, buildings and leasehold improvements, will be depreciated on a straight-line basis over their estimated useful life.

E&E assets

Oil and natural gas properties are classified as either PP&E or E&E. Under previous GAAP, oil and gas assets were classified as PP&E. E&E assets consist of capital costs related to prospective assets for which the technical and commercial viability of extracting oil and natural gas has not yet been ascertained. These assets are initially measured at cost and classified according to the nature of the associated expenditures.

E&E costs are transferred to PP&E, to the extent they are not impaired, once their technical and commercial viability is established which will be when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no future plans for development activity, E&E assets are assessed for impairment. Any impairments will be charged to income as E&E expense.

Impairment of oil and natural gas properties

Under IFRS, impairment testing is performed at a lower level than under previous GAAP.  As a consequence, impairment provisions are more likely to occur as properties will no longer be tested at the country level. Under IFRS, impairments other than goodwill impairments may be reversed in the event future conditions change.

Trust unit rights classification

Under previous GAAP, trust unit rights were classified as equity instruments. Under IFRS, trust units carried a number of features that could result in either equity or liability treatment. Under IFRS “puttable financial instruments” with characteristics similar to ordinary shares are treated as equity instruments. We concluded that our trust units were appropriately classified as equity.

Share-based payments

Under previous GAAP, share-based payments were classified as equity awards and were expensed using the straight-line method. Under IFRS, as an income trust, our equity awards met the definition of a puttable financial instrument, thus the awards were considered a liability in 2010 and expensed on a graded vesting schedule.

Asset retirement obligations (“ARO”) or decommissioning liability

Under previous GAAP, ARO was recorded when there was a legal obligation to abandon an asset. Under IFRS, ARO is recorded when there is either a legal or constructive obligation to abandon an asset.

Future (deferred) income tax

Under previous GAAP, income tax assets and liabilities at the trust level were measured at the enacted tax rate for Specified Investment Flow-Through entities of approximately 25 percent. Under IFRS, in the 2010 period preceding our conversion to a corporation we were required to apply a tax rate of 39 percent, representing the rate applicable to undistributed profits of the trust.

2011 FIRST QUARTER REPORT 18

IFRS 1 - Oil and Gas Exemption

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption of IFRS” allowing additional exemptions for first-time adopters. Under these amendments, full cost oil and natural gas companies could elect to use the recorded amount under a previous GAAP as the deemed cost for oil and gas assets on the transition date to IFRS. We have elected to apply this exemption. For a further discussion on IFRS 1 exemptions, refer to Note 17 of our unaudited interim consolidated financial statements.

Current IASB Projects

The IASB currently has two projects in exposure draft form which could affect our reported financial position in the future. The first relates to “Joint Arrangements” which outlines revised accounting for joint operations, joint assets and joint ventures. Depending on the criteria, joint arrangements could be subject to either proportionate consolidation or equity accounting. This could affect the accounting for our interest in the Peace River Oil Partnership which is currently proportionately consolidated. The standard is expected to be finalized in 2011. Additionally, in August 2010 the IASB and FASB issued an exposure draft related to “Leases” which eliminates the concept of operating leases, potentially resulting in the reclassification of many leases to finance leases. This would require a lessee to record both a “right-of-use” asset and an obligation based on the present value of future lease payments along with increased disclosure requirements. Currently, the target date for this standard is later in 2011 with the effective date to follow. We are currently determining the effect of these exposure drafts.

IFRS impacts subsequent to our corporate conversion

Shareholders’ capital

Following the one-to-one exchange of trust units for common shares on January 1, 2011, Unitholders’ Capital was re-classified to Shareholders’ Capital.

Elimination of the consolidated deficit

Upon commencement of operations as a corporation, pursuant to the Plan of Arrangement and a resolution of the Board of Directors, Penn West’s recorded deficit of $610 million was eliminated against share capital on January 1, 2011.

Deferred Income Tax

Effective January 1, 2010, as an income trust, we were required to measure deferred income tax assets and liabilities at the trust level at a tax rate of 39 percent, representing the tax rate applicable to undistributed profits of the trust in the Province of Alberta. Deferred income tax was recorded on this basis from January 1, 2010 until our conversion to a corporation on January 1, 2011. Under IFRS, upon conversion to a corporation, the deferred income tax assets and liabilities were re-measured at the applicable corporate income tax rate of approximately 26 percent and the company recognized a $304 million deferred income tax recovery during the first quarter of 2011.

Share-based Compensation

Effective January 1, 2011, we implemented an Option Plan and amended our TURIP, now called the CSRIP, whereby trust unit right holders could have elected to receive both a Restricted Option and a Restricted Right for outstanding “in-the-money” trust unit rights or received a Share Right if they chose not to elect or had “out-of-the-money” trust unit rights. The elimination of the TURIP and subsequent implementation of the Option Plan and CSRIP resulted in a $58 million net charge to income during the first quarter of 2011.

2011 FIRST QUARTER REPORT 19

Related-Party Transactions

During the first quarter of 2011, we incurred an insignificant amount (2010 - $1 million) of legal fees from a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management's assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "objective", "aim", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our belief that our inventory of drilling locations now exceeds 10,000; our intention to continue to successfully assess the application of multi-stage fracture technology to our large holdings, including Peace River and Cordova; our plan to invest approximately 90 percent of our capital program in 2011 in our significant inventory of light-oil projects; our intention to continuously evaluate the results of our 2011 capital program and assess areas where the rate of development may be economically increased; our objective, when economic to do so, to maintain a strategic mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity; our forecast that, based on current commodity prices and capital spending plans, our tax pool base will shelter our taxable income for an extended period; our intention to continue to focus our capital activity across the Cardium, the Colorado (Viking), the Northern Carbonates and the Spearfish (Waskada); all matters relating to our dividend policy, including our intention to pay dividends on a quarterly basis, our ability to pay our second quarter dividend, and the factors that may affect the amount of dividends that we pay in the future (if any); the ability of our debt and risk management programs to increase the likelihood that we can maintain our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and the longer-term execution of our business strategies; the disclosure contained under the heading "Outlook", which sets forth management's expectations as to our exploration and development capital expenditure levels for 2011, the identity of the light-oil plays on which the capital program will focus, and our forecast average daily production for 2011; and the disclosure contained under the heading "Sensitivity Analysis" relating to the estimated sensitivity to selected key assumptions of our reported financial results for the 12 months subsequent to the current reporting period.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Outlook" and "Sensitivity Analysis".

2011 FIRST QUARTER REPORT 20

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the completed dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form and under "Business Risks" in Note 10 to our 2011 first quarter unaudited financial statements) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com.

2011 FIRST QUARTER REPORT 21

Penn West Petroleum Ltd.
Consolidated Balance Sheets

(CAD millions, unaudited)	Note	March 31, 2011	December 31, 2010	January 1, 2010
			(Note 17)	(Note 17)
Assets
Current
Accounts receivable		$504	$386	$371
Other		90	87	101
Risk management	10	30	23	29
		624	496	501
Non-current
Deferred funding asset	4	661	678	-
Exploration and evaluation assets	5	169	128	132
Property, plant and equipment	6	11,403	11,218	11,174
Goodwill		2,020	2,020	2,020
Risk management	10	8	3	10
		14,261	14,047	13,336
Total assets		$14,885	$14,543	$13,837

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$907	$910	$568
Dividends payable		125	41	63
Convertible debentures	7	248	255	18
Risk management	10	201	85	159
		1,481	1,291	808
Non-current
Long-term debt	8	2,590	2,496	3,219
Convertible debentures		-	-	255
Decommissioning liability	9	649	648	562
Risk management	10	108	67	31
Deferred tax liability	11	1,101	1,452	1,530
Other non-current liabilities	13	30	29	15
		5,959	5,983	6,420
Shareholders’ equity
Shareholders’ capital	12	8,679	-	-
Unitholders’ capital	12	-	9,170	8,451
Other reserves	12	81	-	-
Retained earnings (deficit)		166	(610)	(1,034)
		8,926	8,560	7,417
Total liabilities and shareholders’ equity		$14,885	$14,543	$13,837

Subsequent events (Notes 10 and 12)
Commitments and contingencies (Note 15)

See accompanying notes to the unaudited interim consolidated financial statements.

2011 FIRST QUARTER REPORT 22

Penn West Petroleum Ltd.
Consolidated Statements of Income

		Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2011	2010
			(Note 17)

Oil and natural gas sales		$856	$815
Royalties		(150)	(148)
		706	667

Risk management gain (loss)
Realized		(12)	(9)
Unrealized	10	(176)	36
		518	694

Expenses
Operating		238	231
Transportation		8	9
General and administrative		37	34
Share-based compensation	13	78	58
Depletion and depreciation	6	247	262
(Gain) loss on dispositions		(24)	23
Exploration and evaluation expense	5	4	-
Unrealized risk management (gain) loss	10	(31)	25
Unrealized foreign exchange gain		(38)	(55)
Financing	7,8	47	40
Accretion	9	12	10
		578	637
Income (loss) before taxes		(60)	57

Deferred tax recovery	11	(351)	(41)

Net and comprehensive income		$291	$98

Net income per share
Basic		$0.63	$0.23
Diluted		$0.63	$0.23
Weighted average shares outstanding (millions)
Basic	12	461.8	423.0
Diluted	12	468.1	426.9

See accompanying notes to the unaudited interim consolidated financial statements.

2011 FIRST QUARTER REPORT 23

Penn West Petroleum Ltd.
Consolidated Statements of Cash Flows
		Three months ended March 31
(CAD millions, unaudited)	Note	2011	2010

Operating activities
Net income		$291	$98
Depletion and depreciation	6	247	262
(Gain) loss on dispositions		(24)	23
Exploration and evaluation expense	5	4	-
Accretion	9	12	10
Deferred tax recovery	11	(351)	(41)
Share-based compensation	13	70	58
Unrealized risk management loss (gain)	10	145	(11)
Unrealized foreign exchange gain		(38)	(55)
Decommissioning expenditures	9	(20)	(15)
Change in non-cash working capital		(96)	12
		240	341

Investing activities
Capital expenditures		(492)	(263)
Acquisitions		(27)	(134)
Proceeds from dispositions		107	578
Change in non-cash working capital		(19)	37
		(431)	218

Financing activities
Increase (decrease) in bank loan		57	(721)
Proceeds from issuance of notes		75	304
Issue of equity		100	20
Dividends and distributions paid		(34)	(162)
Settlement of convertible debentures	7	(7)	-
		191	(559)

Change in cash		-	-
Cash, beginning of period		-	-
Cash, end of period		$-	$-

See accompanying notes to the unaudited interim consolidated financial statements.

2011 FIRST QUARTER REPORT 24

Penn West Petroleum Ltd.
Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Retained Earnings	Total

Balance at January 1, 2011		$9,170	$-	$(610)	$8,560
Elimination of deficit	12	(610)	-	610	-
Net and comprehensive income		-	-	291	291
Implementation of Option Plan and CSRIP	13	-	81	-	81
Share-based compensation expense	13	-	12	-	12
Issued on exercise of options and share rights	12	112	(12)	-	100
Issued to dividend reinvestment plan	12	7	-	-	7
Dividends declared	12	-	-	(125)	(125)
Balance at March 31, 2011		$8,679	$81	$166	$8,926

(CAD millions, unaudited)	Note	Unitholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2010		$8,451	$-	$(1,034)	$7,417
Net and comprehensive income		-	-	98	98
Issued on exercise of trust unit rights	12	13	-	-	13
Issued to employee trust unit savings plan	12	10	-	-	10
Issued to distribution reinvestment plan	12	28	-	-	28
Distributions declared	12	-	-	(190)	(190)
Balance at March 31, 2010		$8,502	$-	$(1,126)	$7,376

See accompanying notes to the unaudited interim consolidated financial statements.

2011 FIRST QUARTER REPORT 25

Notes to the Unaudited Interim Consolidated Financial Statements
(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 10)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws in the Province of Alberta, Canada. The business of Penn West is to explore for, develop and hold interests in petroleum and natural gas properties directly and through investments in securities of subsidiaries holding interests in oil and natural gas properties or related production infrastructure. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint venture arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

On January 1, 2011, Penn West completed its plan of arrangement and converted from an income trust to a conventional corporation now operating under the trade name of Penn West Exploration. The consolidated results in 2011 are under Penn West’s current structure as a conventional corporation and the comparative figures in 2010 were under Penn West’s former structure as an income trust.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These unaudited interim consolidated financial statements were prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures that are required in the preparation of Penn West’s annual audited consolidated financial statements. As these are the Company’s first consolidated interim financial statements under IFRS, the guidelines under IFRS 1 “First-time Adoption of IFRS” have been applied as discussed in Note 17. Prior to 2011, Penn West prepared its unaudited interim consolidated financial statements and audited annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”).

The unaudited interim consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are stated at fair value as discussed in Note 10. All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The unaudited interim consolidated financial statements were approved for issuance by the Board of Directors on May 4, 2011.

b) Basis of Consolidation

The unaudited interim consolidated financial statements include the accounts of Penn West and its wholly owned subsidiaries and partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

2011 FIRST QUARTER REPORT 26

3. Significant accounting policies

a) Critical accounting judgments and key estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material.

The following are the critical judgments that management has made in applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

i) Reserve estimates

Commercial petroleum reserves are determined based on estimates of oil-in-place, recovery factors and future oil and natural gas prices and costs. Penn West engages independent qualified reserve evaluators to audit or evaluate the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids determined with a high degree of certainty, of at least 90 percent, to be economically recoverable under existing economic and operating conditions. Proved plus probable reserves are those estimated quantities of crude oil, natural gas and natural gas liquids determined with a moderate degree of certainty, of at least 50 percent, to be economically recoverable under existing economic and operating conditions. Penn West reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with Standards of Disclosures for Oil and Gas Activities (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation, the impairment test and the application of IFRS 1 on Penn West’s recorded oil and gas assets.

Penn West cautions users of this information that the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and development activity.

ii) Recoverability of asset carrying values

Penn West assesses its property, plant and equipment (“PP&E”) and goodwill for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the asset’s fair value less costs to sell or its value-in-use, which is based on its discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on management’s best estimate of future commodity prices and inflation and are discounted based on management’s current assessment of market conditions.

iii) Recoverability of exploration and evaluation assets

Exploration and Evaluation (“E&E”) assets are assessed for impairment by comparing the carrying amount to the recoverable amount. The assessment of the recoverable amount involves a number of assumptions, including the timing/likelihood/amount of commercial production, future revenue/costs expected from the asset and the discount rate applied to the future revenue and costs.

2011 FIRST QUARTER REPORT 27

iv) Decommissioning liability

Penn West recognizes a provision for future abandonment activities in the consolidated financial statements as the net present value of the estimated future expenditures required to settle the estimated future obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the expected timing of future expenditures and the amount of future abandonment costs. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

v) Fair value calculation on share-based payments

The fair value of share-based payments is calculated using either a Black Scholes or Binomial Lattice option pricing model, depending on the characteristics of the share-based payment. There are a number of estimates used in the calculation such as the future forfeiture rate, expected option life and the future price volatility of the underlying security which can vary from actual future events. The factors applied in the calculation are management’s best estimates based on historical information and future forecasts.

vi) Fair value of risk management contracts

Penn West records risk management contracts at fair value with changes in fair value recognized in income. The fair values are estimated using listed market prices and future discounted cash flows.

vii) Taxation

The calculation of deferred income taxes is based on a number of assumptions including estimating the future periods in which temporary differences, tax losses and other tax credits will reverse and the use of substantively enacted tax rates at the balance sheet date.

b) Business combinations

Penn West uses the acquisition method to account for business combinations. The net identifiable assets, liabilities and contingent liabilities acquired which meet the definition of a business combination under IFRS are measured at their fair value at the acquisition date. The acquisition date is the closing date of the business combination. Acquisition costs incurred by Penn West to complete a business combination are expensed in the period incurred; except for costs to issue any related debt or equity securities which are recognized based on the nature of the related instrument.

Penn West can make revisions to the initial allocation of fair values acquired and the appropriate disclosures during the measurement period, being one year after the close date of the acquisition.

c) Goodwill

Penn West recognizes goodwill on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets acquired and liabilities assumed of the acquired entity. Following initial recognition, goodwill is recognized at cost less any accumulated impairment losses.

Goodwill is not amortized and the carrying amount is assessed for impairment on an annual basis on December 31, or more frequently if circumstances arise that indicate impairment may have occurred. To test for impairment, goodwill is assessed at a consolidated level. If the recoverable amount is less than the carrying amount, an impairment loss is recorded and allocated to the carrying value of goodwill. Goodwill impairment losses are not reversed in subsequent periods.

2011 FIRST QUARTER REPORT 28

d) Revenue

Penn West generally recognizes oil and natural gas revenue when title passes from Penn West to the purchaser or in the case of services, as contracted services are performed.

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas and natural gas liquids (prior to deduction of transportation costs) is recognized when all the following conditions have been satisfied:

•	Penn West has transferred the significant risks and rewards of ownership of the goods to the buyer;
•	Penn West retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;
•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to Penn West; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

e) Joint arrangements

A significant portion of Penn West’s exploration and development activities are conducted jointly with others and involve jointly controlled assets. Under such arrangements, Penn West has the exclusive rights to its proportionate interest in the asset and the economic benefits generated from the asset. Penn West’s share of jointly controlled assets and any liabilities incurred jointly with other parties are recognized in the consolidated financial statements based on its proportionate interest. Income from the sale or use of Penn West’s interest of jointly controlled assets and its share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Penn West and the amounts can be measured reliably. The consolidated financial statements include Penn West’s share of these jointly controlled assets and a proportionate share of the revenue, royalties and operating costs.

Penn West entered into the Peace River Oil Partnership during the second quarter of 2010. This arrangement is accounted for using the proportionate consolidation method with Penn West recognizing its 55 percent share of revenues, expenses, assets and liabilities. Please refer to Note 4 below.

f) Transportation expense

Transportation costs are paid by Penn West for the shipping of natural gas, crude oil and NGLs from the wellhead to the point of title transfer to buyers. These costs are recognized as transportation services are received.

g) Foreign currency translation

Penn West’s functional currency is the Canadian dollar. Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as property, plant and equipment, are translated to Canadian dollars at the rate of exchange in effect when the transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the average exchange rate in effect during the period. Foreign exchange gains or losses on translation are included in income.

2011 FIRST QUARTER REPORT 29

h) E&E

i) Measurement and recognition

E&E assets are initially measured at cost. Items included in E&E primarily relate to exploratory drilling, geological & geophysical activities, acquisition of mineral rights and technical studies. Capital expenditures are classified as E&E assets when the technical feasibility and commercial viability of extracting oil and gas assets have yet to be determined.

ii) Transfer to PP&E

E&E costs are transferred to PP&E when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no future plans for development activity in that field, then the E&E assets are determined to be impaired and the amounts are charged to income as E&E expense.

iii) Pre-license costs

Pre-license expenditures incurred before Penn West has obtained the legal rights to explore for hydrocarbons in a specific area are expensed.

iv) Impairment

E&E assets are tested for impairment when facts or circumstances indicate that a possible impairment may exist and prior to their reclassification to PP&E.

i) PP&E

i) Measurement and recognition

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the item will flow to Penn West and the cost can be measured reliably. PP&E includes capital expenditures incurred in the development phase, costs transferred from E&E and additions to the decommissioning liability.

Oil & Gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses. The cost of a fixed asset includes costs incurred initially to acquire or construct the item, and betterment costs.

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, Penn West includes estimated future costs to develop proved plus probable reserves and excludes estimated equipment salvage values and the cost of E&E assets. Changes to reserve estimates are included in the depletion calculation prospectively.

Components including significant plant turnaround costs not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life.

2011 FIRST QUARTER REPORT 30

iii) Derecognition

The carrying amount of an item of PP&E is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.

iv) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with our derecognition policies.

v) Impairment

At the end of each quarter, Penn West reviews oil and gas properties for circumstances that indicate the assets may be impaired. These indicators can be internal (i.e. reserve changes) or external (i.e. market conditions) in nature. If an indication of impairment exists, Penn West completes an impairment test which compares the estimated recoverable amount to its carrying value. The recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or Cash Generating Unit’s (“CGU”) fair value less costs to sell and its value-in-use.

Where the recoverable amount is less than the carrying amount, the asset or CGU is deemed to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the assets within the CGU. The impairment loss is recognized as an expense in income.

In assessing the value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value-in-use is computed as the present value of future cash flows expected to be derived from production of proved and probable reserves.

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset subsequently exceeds the carrying value. The impairment recovery is limited to a maximum of what the depreciated historical cost would have been if the impairment had not been recognized. The reversal of the impairment loss is recognized in depletion and depreciation.

vi) Other Property, Plant and Equipment

Penn West’s corporate assets include computer hardware and software, office furniture, buildings and leasehold improvements and are depreciated on a straight-line basis over their useful lives. Corporate assets are tested for impairment separately from Oil and Gas assets.

j) Inventory

Petroleum and materials inventories are valued at the lower of weighted average cost and net realizable value.

2011 FIRST QUARTER REPORT 31

k) Share-based payments

The fair value of options granted under the Stock Option Plan (the “Option Plan”) is recognized as compensation expense and a corresponding increase to other reserves over the term of the options based on a graded vesting schedule. Penn West measures the fair value of options granted under the plan at the grant date using a Black Scholes option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

Effective January 1, 2011, Penn West amended and restated its Trust Unit Rights Incentive Plan (“TURIP”), now referred to as the Common Share Rights Incentive Plan (“CSRIP”), and implemented an Option Plan. Trust unit right holders under the former TURIP were given the choice to elect to receive one Restricted Option (a “Restricted Option”) and one Restricted Right (a “Restricted Right”) in exchange for one outstanding “in-the-money” trust unit right on the effective date. As option holders who made this election have the choice to settle the Restricted Right in cash or common shares upon exercise the amount of the related obligation is classified as a liability. Both the Restricted Option and the Restricted Right are measured using a Black Scholes option-pricing model and are amortized over the expected vesting period of the award.

Trust unit right holders who chose not to make the election or held trust unit rights that were “out-of-the-money” on the effective date received one common share right (“Share Rights”) in exchange for each trust unit right. Share Rights are measured using a Binomial Lattice option-pricing model on the date of issuance and are classified as equity awards. The fair value of the Share Rights is expensed over their expected vesting period.

In 2010, Penn West implemented a Long-Term Retention and Incentive Plan (“LTRIP”). Compensation expense related to the plan is based on a fair value calculation on each reporting date using the awards outstanding and Penn West’s share price from the Toronto Stock Exchange (“TSX”) on each balance sheet date. The fair value of the awards is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price results in increases and decreases, respectively, to the accrued obligation until settlement.

l) Provisions

i) General

Provisions are recognized based on an estimate of expenditures required to settle present obligations at the end of the reporting period. The provision is risk adjusted to take into account any uncertainties. When the effect of the time value of money is material, the amount of a provision is equal to the present value of the future expenditures required to settle the obligations. The discount rate reflects the current assessment of the time value of money and risks specific to the liability when those risks have not already been reflected as an adjustment to future cash flows.

ii) Decommissioning liability

The fair value of future obligations for property abandonment and site restoration is recognized as a decommissioning liability on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

m) Leases

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership to the lessee. Operating lease payments are expensed on a straight line-basis over the life of the lease.

2011 FIRST QUARTER REPORT 32

n) Share capital

Common shares are classified as equity. Share issue costs are recorded in shareholder’s equity, net of applicable taxes. Dividends are paid at the discretion of the Board of Directors and are deducted in retained earnings.

o) Earnings per share

Earnings per share is calculated by dividing net and comprehensive income or loss attributable to the shareholders by the weighted average number of common shares outstanding during the period. Penn West computes the dilutive impact of common shares assuming the proceeds received from the pro forma exercise of in-the-money share options are used to purchase common shares at average market prices.

Penn West calculates the dilutive impact of the convertible debentures assuming the outstanding debentures are converted at the later of the beginning of the period or the date of issue.

p) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the consolidated statement of income as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Penn West uses the asset and liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

q) Financial instruments

Penn West has policies and procedures in place with respect to the required documentation and approvals for the use of financial instruments and their use is currently limited to mitigating market price risk directly related to expected cash flows.

Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument. Subsequent measurement and changes in fair value will depend on initial classification, as follows:

•
Fair value through profit or loss financial assets and liabilities, classified as held for trading or designated fair value through profit or loss, are measured at fair value and changes in fair value are recognized in income;

•	Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market;
•
Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in equity until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recognized in income;

•
Held to maturity financial assets and loans and receivables are initially measured at fair value with subsequent measurement at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset and allocates interest income or expense over the applicable period. The rate used discounts the estimated future cash flows over either the expected life of the financial asset or liability or a shorter time-frame if it is deemed appropriate;

•	Other financial liabilities are initially measured at fair value with subsequent changes to fair value measured at amortized cost.

2011 FIRST QUARTER REPORT 33

Penn West’s current classifications are as follows:

•	Cash and cash equivalents and accounts receivable are designated as loans and receivables;
•	Accounts payable and accrued liabilities, dividends payable, convertible debentures and long-term debt are designated as other financial liabilities;
•	Risk management contracts are derivative financial instruments designated as fair value through profit or loss.

A gain or loss as a result of changes in the fair value of a financial asset or liability is recognized in income.

Penn West assesses each financial instrument, except those valued at fair value through profit or loss, for impairment at the reporting date and records the gain or loss in income during the period.

r) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor, for example, rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•	the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
•	the embedded item, itself, meets the definition of a derivative;
•	the hybrid contract is not measured at fair value or designated as held for trading.

Penn West currently has no material embedded derivatives.

s) Compound instruments

The components of compound instruments are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the issue date, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability based on amortized cost until the instrument is converted or the instrument matures. The equity component is determined by deducting the liability component from the total fair value of the compound instrument and is recognized as equity, net of income tax effects, with no subsequent re-measurement.

Penn West currently has convertible debentures classified as compound instruments.

t) Classification of debt or equity

Penn West classifies financial assets, financial liabilities or equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial asset, financial liability or an equity instrument.

•	Penn West’s debt instruments and convertible debentures currently have a requirement to deliver cash or common shares at the end of the term and are classified as liabilities.
•
In 2010, when Penn West was operating as a trust, its trust units were considered puttable financial instruments that met the criteria in IAS 32 “Financial Instruments: Presentation” and received equity classification.

2011 FIRST QUARTER REPORT 34

u) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties. The cost of injectants purchased from third parties for miscible flood projects is included in PP&E. Injectant costs are depleted over the period of expected future economic benefit on a unit-of-production basis. Costs associated with the production of proprietary injectants are expensed.

v) Comprehensive income

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and consists of net income and other comprehensive income (“OCI”). OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with IFRS. Penn West has no items requiring separate disclosure as OCI on a statement of Comprehensive Income.

Future Accounting Pronouncements

In November 2010, the International Accounting Standards Board published IFRS 9 “Financial Instruments” as part of its project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. This first phase of the project outlines a single approach in determining if a financial asset or liability is measured at amortized cost or fair value and a single impairment method, replacing the multiple classifications and methods in IAS 39. The effective date for IFRS 9 is January 1, 2013. Penn West currently believes there will be no significant impact upon adoption.

4. Deferred funding asset

Peace River Oil Partnership

In 2010, Penn West entered a partnership agreement to develop oil assets in the Peace River area in Alberta. Pursuant to the agreement, Penn West contributed assets with a fair value of $1.8 billion in exchange for a 55 percent interest in the partnership. Penn West received cash consideration of $312 million upon closing and received an additional $505 million in future commitments from Penn West’s partner to fund its share of future capital and operating expenses in the Peace River Oil Partnership. As at March 31, 2011, approximately $473 million of deferred funding remained (December 31, 2010 - $473 million).

Cordova Joint Venture

In 2010, Penn West entered into a joint venture agreement to develop its unconventional natural gas assets located in the Cordova Embayment and certain conventional assets located at its Wildboy play in northeastern British Columbia. Penn West sold a 50 percent interest in the assets for cash consideration of approximately $250 million upon closing and approximately $205 million in future commitments from Penn West’s partner for its share of future capital costs in the joint venture. As at March 31, 2011, approximately $188 million of deferred funding remained (December 31, 2010 - $205 million).

2011 FIRST QUARTER REPORT 35

5. Exploration and evaluation assets
	Three months ended March 31, 2011	Year ended December 31, 2010
Balance, beginning of period	$128	$132
Capital expenditures	45	58
Expense	(4)	(1)
Net dispositions	-	(61)
Balance, end of period	$169	$128

6. Property, plant and equipment

Cost	Three months ended March 31, 2011	Year ended December 31, 2010
Balance, beginning of period	$18,554	$17,762
Capital expenditures	447	1,129
Joint venture, carried capital	32	17
Acquisitions	27	552
Dispositions	(140)	(1,136)
Business combinations	-	139
Decommissioning additions	9	91
Balance, end of period	$18,929	$18,554

Accumulated depletion and depreciation	Three months ended March 31, 2011	Year ended December 31, 2010
Balance, beginning of period	$7,336	$6,588
Depletion and depreciation	286	1,089
Dispositions	(57)	(421)
Impairment	-	80
Impairment reversals	(39)	-
Balance, end of period	$7,526	$7,336

Net book value	March 31, 2011	December 31, 2010
Total	$11,403	$11,218

In addition to Penn West’s net share of capital overhead recoveries, capital additions included approximately $6 million of staff costs directly attributable to exploration and development activities (2010 - $6 million).

An impairment test was performed on the costs capitalized to oil and natural gas properties at March 31, 2011 and December 31, 2010. The estimated discounted future net cash flows from proved plus probable reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests.

2011 FIRST QUARTER REPORT 36

7. Convertible debentures

Penn West’s outstanding balances and estimated fair values for the unsecured, subordinated convertible debentures were as follows:
	March 31, 2011	December 31, 2010
Total	$248	$255

Total fair value (1)	$254	$262

(1)	Based on quoted market value.

At March 31, 2011, Penn West had the following unsecured, subordinated convertible debentures outstanding:
Description of security	Symbol	Maturity date	Conversion price (per share)	Redemption prices (per $1,000 face value)
7.2% Convertible	PWT.DB.E	May 31, 2011	$75.00	$1,025 May 31, 2010 to maturity
6.5% Convertible extendible	PWT.DB.F	Dec. 31, 2011	$51.55	$1,025 Dec. 31, 2010 to maturity

In the first quarter of 2011, as a result of Penn West’s conversion to a corporation and pursuant to the change of control provisions in the debenture indentures, the Company was required to make a cash offer to purchase all of the outstanding convertible debentures at 101 percent of the principal amount, plus accrued interest. A total of $7 million of convertible debentures were settled in cash (2010 - $nil) as a result of the offer.

	Balance, January 1, 2010	Matured (1)	Balance, December 31, 2010	Settled (2)	Balance, March 31, 2011
PWT.DB.D - 6.5%	$18	$(18)	$-	$-	$-
PWT.DB.E - 7.2%	26	-	26	(2)	24
PWT.DB.F - 6.5%	229	-	229	(5)	224
Total	$273	$(18)	$255	$(7)	$248

(1)	Convertible debentures were settled in equity.
(2)	Convertible debentures were settled in cash.

2011 FIRST QUARTER REPORT 37

8. Long-term debt
	March 31, 2011	December 31, 2010
Bankers’ acceptances and prime rate loans	$830	$773

U.S. Senior unsecured notes - 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	155	159
5.80%, US$155 million, maturing May 31, 2017	150	154
5.90%, US$140 million, maturing May 31, 2019	136	139
6.05%, US$20 million, maturing May 31, 2022	19	20
	460	472
Senior unsecured notes - 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	148	152
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	270	276
6.40%, US$49 million, maturing May 29, 2020	48	49
	496	507
UK Senior unsecured notes - UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	89	88

Senior unsecured notes - 2009 Notes
8.29%, US$50 million, maturing May 5, 2014	48	50
8.89%, US$35 million, maturing May 5, 2016	34	35
9.32%, US$34 million, maturing May 5, 2019	33	34
8.89%, US$35 million, maturing May 5, 2019 (2)	34	35
9.15%, £20 million, maturing May 5, 2019 (3)	31	31
9.22%, #eu#10 million, maturing May 5, 2019 (4)	14	13
7.58%, CAD$5 million, maturing May 5, 2014	5	5
	199	203
Senior unsecured notes - 2010 Q1 Notes
4.53%, US$28 million, maturing March 16, 2015	27	27
4.88%, CAD$50 million, maturing March 16, 2015	50	50
5.29%, US$65 million, maturing March 16, 2017	63	64
5.85%, US$112 million, maturing March 16, 2020	109	112
5.95%, US$25 million, maturing March 16, 2022	24	25
6.10%, US$20 million, maturing March 16, 2025	19	20
	292	298
Senior unsecured notes - 2010 Q4 Notes
4.44%, CAD$10 million, maturing December 2, 2015	10	10
4.17%, US$18 million, maturing December 2, 2017	17	18
5.38%, CAD$50 million, maturing December 2, 2020	50	50
4.88%, US$84 million, maturing December 2, 2020	82	49
4.98%, US$18 million, maturing December 2, 2022	17	18
5.23%, US$50 million, maturing December 2, 2025	48	10
	224	155

Total long-term debt	$2,590	$2,496

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 6.95 percent in Canadian dollars.
(2)	This portion of the 2009 Notes has equal repayments, beginning in 2013, over the remaining seven years.
(3)	These notes bear interest at 9.49 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars.
(4)	These notes bear interest at 9.52 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars.

2011 FIRST QUARTER REPORT 38

Penn West has a three year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $2.25 billion. The facility expires on April 30, 2013 and is extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At March 31, 2011, the Company had approximately $1.4 billion of unused credit capacity available.

Letters of credit totalling $2 million were outstanding on March 31, 2011 (December 31, 2010 - $2 million) that reduced the amount otherwise available to be drawn on the syndicated facility.

Financing costs, including interest expense on the syndicated bank facility, the senior unsecured notes and the convertible debentures, were $47 million for the first three months of 2011 (2010 - $40 million). Also included in financing costs are realized losses on interest rate swaps of $3 million for the first three months of 2011 (2010 - $6 million).

The estimated fair values of the principal and interest obligations of the outstanding unsecured notes were as follows:
	March 31, 2011	December 31, 2010
2007 Notes	$481	$500
2008 Notes	536	557
UK Notes	89	87
2009 Notes	232	239
2010 Q1 Notes	299	309
2010 Q4 Notes	216	151
Total	$1,853	$1,843

9. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2010 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (December 31, 2010 - 7.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 35 years. Future cash flows from operating activities are expected to fund the obligations.

Changes to the decommissioning liability were as follows:
	Three months ended March 31, 2011	Year ended December 31, 2010
Balance, beginning of period	$648	$562
Net liabilities incurred during the period (1)	9	54
Increase in liability due to change in estimate	-	37
Liabilities settled during the period	(20)	(53)
Liabilities acquired during the period	-	4
Accretion charges	12	44
Balance, end of period	$649	$648

(1)	Includes additions from drilling activity and facility capital spending and disposals from net property dispositions.

2011 FIRST QUARTER REPORT 39

10. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities, convertible debentures and long-term debt. Except for the senior, unsecured notes described in Note 8 and the convertible debentures described in Note 7, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility.

The fair values of all outstanding financial commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at March 31, 2011 and December 31, 2010, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management	Three months ended March 31, 2011	Year ended December 31, 2010
Balance, beginning of period	$(126)	$(151)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(176)	23
Electricity swaps	27	8
Interest rate swaps	5	(3)
Foreign exchange forwards	(4)	16
Cross currency swaps	3	(19)
Total fair value, end of period	$(271)	$(126)

Total fair value consists of the following:
Fair value, end of period - current assets portion	$30	$23
Fair value, end of period - current liability portion	(201)	(85)
Fair value, end of period - non-current assets portion	8	3
Fair value, end of period - non-current liability portion	(108)	(67)
Total fair value, end of period	$(271)	$(126)

Based on March 31, 2011 pricing, a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $15 million.

The following table reconciles the changes in the fair value of financial instruments including the realized components (settlements in cash) in the period:

Risk management	Three months ended March 31, 2011	Year ended December 31, 2010
Balance, beginning of period	$(126)	$(151)
Realized loss - commodity contracts	12	20
Unrealized gain (loss) - commodity contracts	(188)	3
Realized loss (gain) - other	(1)	35
Unrealized (loss) - other	32	(33)
Total fair value, end of period	$(271)	$(126)

2011 FIRST QUARTER REPORT 40

Penn West had the following financial instruments outstanding as at March 31, 2011. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Collars	41,000 bbls/d	Apr/11 - Dec/11	US$79.98 to $96.39/bbl	$(174)
WTI Collars	25,000 bbls/d	Jan/12 - Dec/12	US$84.40 to $104.01/bbl	(89)
Electricity swaps
Alberta Power Pool	90 MW	Apr/11 - Dec/11	$63.16/MWh	3
Alberta Power Pool	45 MW	Jan/12 - Dec/12	$53.02/MWh	3
Alberta Power Pool	30 MW	Jan/12 - Dec/13	$54.60/MWh	3
Alberta Power Pool	20 MW	Jan/13 - Dec/13	$56.10/MWh	1
Alberta Power Pool	50 MW	Jan/14 - Dec/14	$58.50/MWh	2
Interest rate swaps
	$500	Apr/11 - Dec/11	1.61%	(1)
	$600	Apr/11 - Jan/14	2.71%	(8)
	$50	Apr/11 - Jan/14	1.94%	-
Foreign exchange forwards on commodities
19-month term	US$284	Apr/11 - Dec/11	1.061 CAD/USD	25
Foreign exchange forwards on Senior notes
8 to 15-year term	US$250	2015-2022	1.000 CAD/USD	(1)
3 to 10-year term	US$128	2014-2020	1.015 CAD/USD	(2)
Cross currency swaps
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(25)
10-year term	£20	2019	1.8051 CAD/GBP, 9.15%	(6)
10-year term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)

Total				$(271)

A realized gain of $4 million (2010 - $6 million loss) on electricity contracts has been included in operating costs for the first three months of 2011.

Penn West entered into additional crude oil collars on 10,000 barrels per day for 2012 at US$90.00 per barrel to US$123.98 per barrel after March 31, 2011. Also, subsequent to March 31, 2011, Penn West entered into additional foreign exchange forward contracts relating to the principal balances on its senior notes totalling US$352 million at an average exchange rate of $0.996 CAD/USD maturing from 2014 to 2020.

2011 FIRST QUARTER REPORT 41

Business Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Commodity Price Risk

Commodity price fluctuations are among the Company’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, world supply and demand fundamentals, and geopolitical events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Penn West’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to or denominated directly in US dollars, thus our realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of the Company’s debt capital is denominated in US dollars, thus the principal and interest payments in Canadian dollars are also impacted by exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of crude oil revenues or to fix US denominated long-term debt principal repayments. At March 31, 2011, the following foreign currency forward contracts were outstanding:

Nominal Amount	Termination date	Exchange rate
Sell US$284	December 2011	1.06085 CAD/USD

Buy US$6	2014	1.01500 CAD/USD
Buy US$84	2015	1.01046 CAD/USD
Buy US$23	2016	1.01500 CAD/USD
Buy US$90	2017	1.00186 CAD/USD
Buy US$35	2018	1.01500 CAD/USD
Buy US$79	2019	0.99381 CAD/USD
Buy US$41	2020	1.01500 CAD/USD
Buy US$20	2022	0.98740 CAD/USD

At March 31, 2011, Penn West had US dollar denominated debt with a face value of US$1.2 billion (December 31, 2010 - US$1.2 billion) on which the repayment of the principal amount in Canadian dollars was not fixed.

2011 FIRST QUARTER REPORT 42

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Penn West is the operator. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of the banking syndicate or other counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis. As necessary, provisions for potential credit related losses are recognized.

As at March 31, 2011, the maximum exposure to credit risk was $504 million (December 31, 2010 - $386 million) being the carrying value of the accounts receivable.

Interest Rate Risk

A portion of the Company’s debt capital is held in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which remain at lower levels than longer-term rates. From time to time, Penn West may increase the certainty of its future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.  As at March 31, 2011, none of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (December 31, 2010 - none).

As at March 31, 2011, a total of $1.8 billion of fixed interest rate debt instruments and $0.2 billion of convertible debentures were outstanding. On the fixed interest rate debt the average remaining term was 7.1 years (December 31, 2010 - 7.2 years) with an average interest rate of 5.8 percent (December 31, 2010 - 5.7 percent), including the effects of interest rate swaps.

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels, dividend and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of cash flow from operating activities.

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at March 31, 2011:

	2011	2012	2013	2014	2015	Thereafter
Bank debt	$-	$-	$830	$-	$-	$-
Senior unsecured notes	-	-	5	58	247	1,450
Convertible debentures	248	-	-	-	-	-
Accounts payable and accrued liabilities	773	-	-	-	-	-
Dividends payable	125	-	-	-	-	-
Share-based liability	134	30	-	-	-	-
Total	$1,280	$30	$835	$58	$247	$1,450

2011 FIRST QUARTER REPORT 43

11. Income taxes

The deferred tax liability was:

	March 31, 2011	December 31, 2010
Total	$1,101	$1,452

Of the $351 million recovery recorded during the first quarter of 2011, $304 million related to a change in tax rates on conversion from an income trust to a corporation. As a corporation, deferred income tax assets and liabilities are re-measured at an applicable corporate income tax rate of approximately 26 percent. Under the trust structure, Penn West was required to provide for deferred tax on timing differences at the trust level at rates of approximately 39 percent, representing the rate applicable to undistributed earnings of the trust.

The provision for the quarter also included a net tax recovery of $41 million related to amendments and exchanges of share-based instruments under Penn West’s equity-based compensation plans.

12. Shareholders’ equity

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 Preferred Shares issuable in one or more series.

Penn West has a Dividend Reinvestment and Optional Share Purchase Plan (the “DRIP”) that provides eligible shareholders the opportunity to reinvest quarterly cash dividends into additional common shares at a potential discount. Common shares are issued from treasury at 95 percent of the 10-day volume-weighted average market price when available. When common shares are not available from treasury they are acquired in the open market at prevailing market prices.

Eligible shareholders who participate in the DRIP may also purchase additional common shares, subject to a quarterly maximum of $15,000 and a minimum of $500. Optional cash purchase common shares are acquired in the open market at prevailing market prices or issued from treasury, without a discount at the 10-day volume-weighted average market price.

2011 FIRST QUARTER REPORT 44

b) Issued

Shareholders’ capital	Common Shares/Trust Units	Amount
Balance, December 31, 2009	421,638,737	$8,451
Issued on exercise of trust unit rights (1)	5,530,841	114
Issued to employee trust unit savings plan	2,025,699	42
Issued to distribution reinvestment plan	6,040,183	117
Issued to settle convertible debentures	922,580	18
Issued on trust unit offering (net of issue costs/tax)	23,524,209	428
Balance, December 31, 2010	459,682,249	$9,170
Cancellation of trust units on January 1, 2011	(459,682,249)	(9,170)
Issuance of shares on January 1, 2011	459,682,249	9,170
Elimination of deficit	-	(610)
Issued on exercise of restricted options (1)	4,293,837	112
Issued to dividend reinvestment plan	299,097	7
Balance, March 31, 2011	464,275,183	$8,679

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Upon commencement of operations as a corporation, pursuant to the Plan of Arrangement and a resolution of the Board of Directors, Penn West’s recorded deficit of $610 million was eliminated against share capital on January 1, 2011.

Other Reserves	Three months ended March 31, 2011	Year ended December 31, 2010
Balance, beginning of period	$-	$-
Set-up of Option Plan and CSRIP	81	-
Share-based compensation expense	12	-
Net benefit on options exercised (1)	(12)	-
Balance, end of period	$81	$-

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Preferred Shares

No Preferred Shares were issued or outstanding.

c) Basic and Diluted

Average Shares Outstanding	Three months ended March 31
(millions)	2011	2010
Basic	461.8	423.0
Diluted Impact	6.3	3.9
Diluted	468.1	426.9

For the first quarter of 2011, 8.3 million common shares (2010 - 21.1 million) that would be issued under the Option Plan and CSRIP and 0.3 million common shares (2010 - 5.3 million) that would be issued on the conversion of the convertible debentures were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive. Included in the diluted calculation for the first quarter of 2011 were 4.3 million common shares and $2 million (2010 - nil) of interest related to the convertible debentures.

2011 FIRST QUARTER REPORT 45

d) Dividends

In the first quarter of 2011, we paid our final distribution of $0.09 per unit as a trust totalling $41 million (2010 - $190 million) including amounts funded by the DRIP. On May 4, 2011, our Board of Directors declared our second quarter dividend of $0.27 per share to be paid on July 15, 2011 to shareholders of record on June 30, 2011.

13. Share-based compensation

Stock Option Plan (the “Option Plan”)

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The plan was effective on January 1, 2011, the date of conversion to a corporation. Prior to 2011, options holders held trust unit rights under the Trust Unit Rights Incentive Plan (“TURIP”).

To date, no options have been granted to other service providers. Under the terms of the plan, the number of options reserved for issuance shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West (less the number of common shares reserved for issuance pursuant to the TURIP). The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the time of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.
	Three months ended March 31, 2011
Options	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	-	$-
Granted	6,587,773	27.58
Outstanding, end of period	6,587,773	$27.58
Exercisable, end of period	-	$-

Common Share Rights Incentive Plan (“CSRIP”)

Restricted Options and Restricted Rights

Prior to 2011, options holders held trust unit rights under the TURIP. On the effective date, pursuant to the Plan of Arrangement, holders of trust unit rights could elect to exchange one outstanding “in-the-money” trust unit right for one Restricted Option and one Restricted Right. The Restricted Option and the Restricted Right must be exercised simultaneously with the Restricted Option settled in equity while the Restricted Right can be settled in common shares or cash. Restricted Options and Restricted Rights vest between a three and five-year period and expire four to six years after the date of the grant. Subsequent to January 1, 2011 only stock options will be granted under the Option Plan.

	Three months ended March 31, 2011
Restricted Options	Number of Restricted Options	Weighted Average Exercise Price
Outstanding, beginning of period	-	$-
Exchange of TURIP	27,586,712	23.84
Exercised	(3,893,324)	23.84
Forfeited	(259,146)	23.84
Outstanding, end of period	23,434,242	$23.84
Exercisable, end of period	12,164,343	$23.84

2011 FIRST QUARTER REPORT 46

	Three months ended March 31, 2011
Restricted Rights	Number of Restricted Rights	Weighted Average Exercise Price
Outstanding, beginning of period	-	$-
Exchange of TURIP	27,586,712	16.11
Exercised	(3,893,324)	17.09
Forfeited	(259,146)	17.40
Balance before reduction of exercise price	23,434,242	15.93
Reduction of exercise price for dividends paid	-	(0.11)
Outstanding, end of period	23,434,242	$15.82
Exercisable, end of period	12,164,343	$16.75

The fair value of the Restricted Rights is classified as a liability due to the holders having a cash settlement choice. At March 31, 2011, $130 million was classified as a current liability (December 31, 2010 - nil) included in accounts payable and accrued liabilities and $27 million was classified as a non-current liability (December 31, 2010 - nil) included in other non-current liabilities.

Share Rights

On the date of the conversion to a corporation, trust unit right holders who elected not to exchange their trust unit rights for a Restricted Option and Restricted Right, as described above, or who held “out-of-the-money” trust unit rights were issued Share Rights under the CSRIP in exchange for their trust unit rights. Share Rights were issued with the same or similar features to trust unit rights including vesting terms, grant prices and the reduction of the exercise price for dividends in certain circumstances. Share Rights vest between a three and five-year period and expire four to six years after the date of the grant. No new Share Rights will be granted after January 1, 2011.

	Three months ended March 31, 2011
Share Rights	Number of Share Rights	Weighted Average Exercise Price
Outstanding, beginning of period	-	$-
Exchange of TURIP	3,778,766	22.46
Exercised	(385,846)	19.08
Forfeited	(66,854)	16.33
Balance before reduction of exercise price	3,326,066	22.98
Reduction of exercise price for dividends paid	-	(0.11)
Outstanding, end of period	3,326,066	$22.87
Exercisable, end of period	2,258,129	$23.93

2011 FIRST QUARTER REPORT 47

TURIP

Prior to conversion to a corporation on January 1, 2011, Penn West had a trust unit rights incentive plan that allowed Penn West to issue trust unit rights to directors, officers, employees and other service providers. Upon conversion, trust unit rights were exchanged for either a Restricted Option with a Restricted Right or a Share Right.

	Three months ended March 31, 2011		Year ended December 31, 2010
TURIP	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Outstanding, beginning of period	31,365,478	$16.88	31,816,158	$17.65
Granted	-	-	7,689,930	19.90
Exercised	-	-	(5,530,841)	16.38
Forfeited	-	-	(2,609,769)	18.22
Exchange for Restricted Options/ Rights	(27,586,712)	16.11	-	-
Exchange for Share Rights	(3,778,766)	22.46	-	-
Balance before reduction of exercise price	-	-	31,365,478	18.38
Reduction of exercise price for distributions paid	-	-	-	(1.50)
Outstanding, end of period	-	$-	31,365,478	$16.88
Exercisable, end of period	-	$-	13,895,742	$17.52

Prior to the conversion to a corporation, the fair value of the TURIP obligation was classified as a current liability of $171 million included in accounts payable and accrued liabilities and a non-current liability of $25 million included in other non-current liabilities.

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration based on Penn West’s share price. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. The cash consideration paid will vary depending upon the performance of the Penn West share price on the TSX. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Three months ended March 31, 2011	Year ended December 31, 2010
Outstanding, beginning of period	700,669	-
Granted	803,689	740,985
Vested	(169,734)	-
Forfeited	(17,326)	(40,316)
Outstanding, end of period	1,317,298	700,669

At March 31, 2011, LTRIP obligations of $4 million were classified as a current liability (December 31, 2010 - $4 million) included in accounts payable and accrued liabilities and $3 million were classified as a non-current liability (December 31, 2010 - $4 million) included in other non-current liabilities.

2011 FIRST QUARTER REPORT 48

Share-based compensation expense

Share-based compensation expense is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP, amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation expense under the Restricted Rights and LTRIP is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation expense consisted of the following:

	Three months ended March 31
	2011	2010
Options	$4	$-
Restricted Options	7	-
Restricted Rights	5	-
Share Rights	1	-
LTRIP	3	-
TURIP	-	58
Expiry of TURIP on January 1, 2011	(196)	-
Share Rights at January 1, 2011	16	-
Restricted Options on January 1, 2011	65	-
Restricted Rights liability on January 1, 2011	173	-
Share-based compensation expense	$78	$58

The share price used in the fair value calculation of the LTRIP obligation and Restricted Rights obligation at March 31, 2011 was $26.92 (2010 - $21.51).

On January 1, 2011, the TURIP liability was removed and a share-based liability was recorded related to the Restricted Rights. Additionally, the fair values to reflect the initiation of the Restricted Options and the Shares Rights were recorded in other reserves.

A Black Scholes option-pricing model was used to determine the fair value of options granted in 2011 under the Option Plan with the following fair value per option and weighted average assumptions:

	Three months ended March 31
	2011 (1)	2010 (2)
Average fair value of options granted (per share)	$6.82	$3.77
Expected life of options (years)	4.0	3.0
Expected volatility (average)	30.7%	33.3%
Risk-free rate of return (average)	2.4%	2.4%
Dividend yield	4.0%	8.4%

(1)	In 2011, assumptions relate to the Option Plan.
(2)	In 2010, assumptions relate to the TURIP. Trust unit rights fair value was determined using a Binomial Lattice option-pricing model.

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in a high interest savings account. Shares are purchased in the open market at prevailing market prices.

2011 FIRST QUARTER REPORT 49

Deferred share unit plan (“DSU plan”)

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSU’s in lieu of cash compensation to non-employee directors providing a right to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan.

14. Capital management

Penn West manages its capital to provide a flexible structure to support capital programs, dividend policies, production maintenance and other operational strategies. Maintaining a strong financial position enables the capture of business opportunities and supports Penn West’s business strategy of providing shareholder return through a combination of organic growth and yield.

Shareholders’ equity, long-term debt and convertible debentures are defined as capital by Penn West. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Long-term debt includes bank loans and senior unsecured notes.

	March 31, 2011	December 31, 2010
Components of capital
Shareholders’ equity	$8,926	$8,560
Long-term debt	2,590	2,496
Convertible debentures	248	255
Total	$11,764	$11,311

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, trailing and forecast debt to capitalization ratios and debt to funds flow and other economic risk factors. Currently dividends are paid quarterly at the discretion of Penn West’s Board of Directors.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization. As at March 31, 2011, the Company was in compliance with all of its financial covenants.

15. Commitments and contingencies

Penn West is involved in various litigation and claims in the normal course of business. Penn West records provisions for claims as required.

16. Related-party transactions

During the first three months of 2011, Penn West incurred an insignificant amount (2010 - $1 million) of legal fees from a law firm of which a partner is also a director of Penn West.

2011 FIRST QUARTER REPORT 50

17. Transition to IFRS

Penn West’s accounting policies under IFRS differ from those followed under previous GAAP as described in Note 3. These accounting policies have been applied for the three months ended March 31, 2011 as well as the comparative information on the January 1, 2010 (“transition date”) opening balance sheet, the comparative information for the three months ended March, 31, 2010 and the comparative information for the year-ended December 31, 2010.

The adjustments arising from the application of IFRS to balance sheet account balances on the transition date and on transactions prior to that date were recognized as an adjustment to opening retained earnings or, as appropriate, another category of equity or an adjustment to another balance sheet account.

On the transition date, Penn West elected to apply IFRS 1, the application of which included the following:

i) Business combinations

For business combinations completed before the January 1, 2010 date of transition, Penn West elected not to adopt IFRS 3 “Business Combinations” retrospectively. Accordingly, the fair value of assets and liabilities on business combinations prior to the transition date remain at the amounts determined under previous GAAP.

Goodwill was required to be valued at its carrying amount on the transition date and subject to a goodwill impairment test on that date, regardless of whether there was an indication of impairment. There were no impairments calculated from the impairment test on the transition date.

ii) PP&E

Penn West recognized PP&E in the opening IFRS balance sheet applying the amendment to IFRS 1 “Additional exemptions for first-time adopters”. The recorded amount of Oil and Gas assets, at the date of transition, was deemed to be equal to the historical cost of Oil and Gas assets under previous GAAP, except for Corporate Assets and E&E assets.

The cost of Oil and Gas assets was allocated between Cash Generating Units (“CGU’s”) based on total proved plus probable reserve values and the fair value of certain assets on January 1, 2010. Additionally, Oil and Gas assets were tested for impairment on the transition date, a requirement when applying the “Deemed Cost” exemption under IFRS 1, and no impairments were indicated. The cost of corporate assets was determined in a similar manner as Oil and Gas assets.

iii) Share based payment transactions

Penn West granted equity instruments prior to the transition date that fall within the scope of IFRS 2 “Share based payments”. Under IFRS 1, Penn West had the option to apply IFRS 2 to only non-vested options on the transition date. Penn West chose not to take this exemption.

iv) Decommissioning liabilities

Application of the “Deemed Cost” exemption on January 1, 2010, required that changes to decommissioning liabilities on the transition date be recorded to retained earnings. On January 1, 2010, Penn West recorded certain reclamation liabilities related primarily to pipeline ownership, as they meet the definition of a constructive obligation under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. Under previous GAAP, constructive obligations were not recognized.

2011 FIRST QUARTER REPORT 51

Reconciliation of Equity reported under previous GAAP
to Equity reported under IFRS on the Transition Date (January 1, 2010)

(CAD millions)	Notes	Previous GAAP	Transition Adjustments	IFRS

Assets
Current
Accounts receivable		$371	$-	$371
Other		101	-	101
Deferred tax asset	A	37	(37)	-
Risk management	B	-	29	29
		509	(8)	501
Non-current
Exploration and evaluation assets	C	-	132	132
Property, plant and equipment	C, D	11,347	(173)	11,174
Goodwill		2,020	-	2,020
Risk management	B	-	10	10
		13,367	(31)	13,336
Total assets		$13,876	$(39)	$13,837

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	E	$515	$53	$568
Distribution payable		63	-	63
Convertible debentures		18	-	18
Risk management	B	130	29	159
		726	82	808
Non-current liabilities
Long-term debt		3,219	-	3,219
Convertible debentures		255	-	255
Decommissioning liability	F	568	(6)	562
Risk management	B	21	10	31
Deferred tax liability	A	1,169	361	1,530
Other non-current liabilities	E	-	15	15
		5,958	462	6,420
Unitholders’ equity
Unitholders’ capital	E	8,451	-	8,451
Contributed surplus	E	123	(123)	-
Deficit	A, C, D, E, F	(656)	(378)	(1,034)
		7,918	(501)	7,417
Total liabilities and unitholders’ equity		$13,876	$(39)	$13,837

2011 FIRST QUARTER REPORT 52

Reconciliation of Equity reported under previous GAAP
to Equity reported under IFRS as at March 31, 2010 and December 31, 2010

		March 31, 2010			December 31, 2010
(CAD millions)	Notes	Previous GAAP	Effect of Transition	IFRS	Previous GAAP	Effect of Transition	IFRS

Assets
Current assets
Accounts receivable		$358	$-	$358	$386	$-	$386
Other		116	-	116	87	-	87
Deferred income tax	A	26	(26)	-	17	(17)	-
Risk management	B	-	50	50	-	23	23
		500	24	524	490	6	496
Non-current assets
Deferred funding asset		-	-	-	678	-	678
Exploration and evaluation assets	C	-	134	134	-	128	128
Property, plant and equipment	C, D, F	10,832	(130)	10,702	10,180	1,038	11,218
Goodwill		2,020	-	2,020	2,020	-	2,020
Risk management	B	-	6	6	-	3	3
		12,852	10	12,862	12,878	1,169	14,047
Total assets		$13,352	$34	$13,386	$13,368	$1,175	$14,543

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	E	$563	$107	$670	$743	$167	$910
Distributions payable		63	-	63	41	-	41
Convertible debentures	G	18	-	18	-	255	255
Risk management	B	95	50	145	62	23	85
		739	157	896	846	445	1,291
Non-current liabilities
Long-term debt		2,750	-	2,750	2,496	-	2,496
Convertible debentures	G	255	-	255	255	(255)	-
Decommissioning liability	F	561	(8)	553	653	(5)	648
Risk management	B	45	6	51	64	3	67
Deferred tax liability	A	1,136	353	1,489	855	597	1,452
Other non-current liabilities	E	-	16	16	-	29	29
		5,486	524	6,010	5,169	814	5,983
Unitholders’ equity
Unitholders’ capital	H	8,502	-	8,502	9,177	(7)	9,170
Other reserves	E	133	(133)	-	138	(138)	-
Retained earnings (Deficit)	H	(769)	(357)	(1,126)	(1,116)	506	(610)
		7,866	(490)	7,376	8,199	361	8,560
Total liabilities and unitholders’ equity		$13,352	$34	$13,386	$13,368	$1,175	$14,543

2011 FIRST QUARTER REPORT 53

Reconciliation of Net and Comprehensive Income reported under previous GAAP to IFRS for the three months ended March 31, 2010 and the year ended December 31, 2010

		March 31, 2010			December 31, 2010
(CAD millions, except per share amounts unaudited)	Notes	Canadian GAAP	Effect of Transition	IFRS	Canadian GAAP	Effect of Transition	IFRS

Oil and natural gas sales		$815	$-	$815	$3,054	$-	$3,054
Royalties		(148)	-	(148)	(545)	-	(545)
		667	-	667	2,509	-	2,509

Risk management gain (loss)
Realized		(9)	-	(9)	(20)	-	(20)
Unrealized		36	-	36	23	-	23
		694	-	694	2,512	-	2,512

Expenses
Operating	E	234	(3)	231	959	(15)	944
Transportation		9	-	9	33	-	33
General and administrative	E	44	(10)	34	181	(40)	141
Unit-based compensation	E	-	58	58	-	159	159
Depletion, depreciation and accretion	D	342	(342)	-	1,338	(1,338)	-
Depletion and depreciation	D	-	262	262	-	1,169	1,169
(Gain) loss on dispositions	D	-	23	23	-	(1,082)	(1,082)
Exploration and evaluation expense	C	-	-	-	-	1	1
Unrealized risk management (gain) loss		25	-	25	(2)	-	(2)
Unrealized foreign exchange gain		(55)	-	(55)	(82)	-	(82)
Transaction costs		-	-	-	4	-	4
Financing		40	-	40	174	-	174
Accretion	D, F	-	10	10	-	44	44
		639	(2)	637	2,605	(1,102)	1,503
Income (loss) before taxes		$55	$2	$57	$(93)	$1,102	$1,009

Deferred tax recovery	A	(22)	(19)	(41)	(319)	218	(101)

Net and comprehensive income		$77	$21	$98	$226	$884	$1,110

Net income per unit
Basic		$0.18	$0.05	$0.23	$0.51	$2.00	$2.51
Diluted	H	$0.18	$0.05	$0.23	$0.50	$1.98	$2.48

2011 FIRST QUARTER REPORT 54

Notes to reconciliation

A.	Deferred income taxes

i) Classification

Under previous GAAP, Penn West was required to disclose the current and long-term components of deferred income taxes separately. Under IFRS, deferred income taxes are disclosed as non-current.

ii) Measurement

Under previous GAAP, income tax assets and liabilities of trust entities were measured at the enacted Specified Investment Flow-Through tax rate of approximately 25 percent. Under IFRS, Penn West is required to measure trust tax assets and liabilities at a rate of approximately 39 percent, representing the tax rate applicable to undistributed profits of a trust entity in the Province of Alberta. On the transition date, a charge to retained earnings of approximately $410 million was recorded. Penn West also recorded approximately $12 million of deferred tax recoveries related to PP&E adjustments on the transition date.

During 2010, the adjustment of the deferred tax liability for the recognition of gains on asset dispositions under IFRS and the declaration of distributions resulted in a $101 million deferred tax recovery through income.

B.	Risk management classification

Under previous GAAP, Penn West grouped current and non-current risk management balances related to financial instruments. Under IFRS, Penn West reclassified risk management between current and non-current.

C.	Exploration and evaluation assets

Under previous GAAP, all oil and gas assets, whether development or exploratory in nature, were included in PP&E. Under IFRS, significant E&E costs are recognized separately from PP&E as E&E assets. On the transition date, Penn West reclassified $132 million from PP&E to E&E assets.

Also, on the transition date, Penn West identified approximately $44 million of lands for which the Company has no current plans to develop or explore. This amount was charged directly to retained earnings as required under IFRS.

Penn West spent $13 million on E&E assets and disposed of $11 million of E&E assets in the first quarter of 2010. During 2010, Penn West spent $58 million on E&E assets, sold $61 million of E&E in acquisition and divestiture activities and recorded a $1 million E&E expense related to land expiries.

D.	Property, plant and equipment

i) Componentization - Plant Turnarounds Costs

Under previous GAAP, Penn West did not capitalize costs associated with turnarounds. Under IFRS, costs associated with major inspections of property, plant or equipment are capitalized. On the transition date, Penn West capitalized $9 million of turnaround costs to PP&E and $6 million to accumulated depletion as an opening retained earnings adjustment. Significant turnaround costs will be treated as a separate component under IFRS and depreciated on a straight-line basis. There have been no significant turnarounds requiring capitalization subsequent to the transition date.

2011 FIRST QUARTER REPORT 55

ii) Depletion, depreciation and accretion

Under previous GAAP, PP&E was generally depleted based on aggregations at the country level using the full cost method of accounting for oil and natural gas activities and the unit of production method based on proved reserves. Depletion of resource properties and facilities will generally continue to be calculated using the unit-of-production method under IFRS; however, Penn West has elected to deplete resource properties using proved plus probable reserves. Depreciation of other assets is calculated on a straight-line basis over their estimated useful lives.

Under previous GAAP, depletion, depreciation and accretion was disclosed in aggregate in the consolidated statement of income. Under IFRS, accretion has been disclosed on a separate line.

During 2010, Penn West recorded $1,169 million of depletion and depreciation under IFRS compared to $1,293 million under previous GAAP.

iii) Impairment

Under IFRS, impairment testing is performed at a lower level of asset aggregation than under previous GAAP.  During the second quarter of 2010, Penn West recorded an $80 million before-tax impairment related to certain properties in Central Alberta to reflect declining economic factors which resulted in lower estimated future cash flows. This was included in depletion and depreciation.

iv) Gains and losses on dispositions

Under previous GAAP, proceeds on dispositions were applied to PP&E unless the disposition changed the rate of depletion and depreciation by more than 20 percent in which case gains and losses were recognized. Under IFRS, gains and losses are calculated on significant dispositions and are recognized in income. During 2010, Penn West completed a number of property dispositions of which the two most significant dispositions were to form the Peace River Oil Partnership and the Cordova Joint Venture. These dispositions resulted in 2010 pre-tax gains of $749 million and $368 million, respectively.

v) PP&E continuity

Changes in PP&E from previous GAAP as at January 1, 2010, the quarter ending March 31, 2010 and the year ending December 31, 2010 were as follows:

	January 1, 2010	March 31, 2010	December 31, 2010
PP&E balance, previous GAAP	$11,347	$10,832	$10,180
Reverse previous GAAP amounts:
Depletion and depreciation	-	332	1,293
ARO revisions	-	2	(89)
Record IFRS adjustments:
Set-up of E&E assets	(176)	(176)	(176)
Set-up of turnaround component	3	3	3
E&E previously recorded as PP&E	-	(13)	(58)
Depletion and depreciation	-	(262)	(1,169)
Gain (loss) on dispositions	-	(12)	1,143
ARO revisions	-	(4)	91
PP&E balance, IFRS	$11,174	$10,702	$11,218

2011 FIRST QUARTER REPORT 56

E.	Unit-based compensation

Under previous GAAP, the fair values of trust unit rights under the TURIP were amortized to income on a straight-line basis and classified as equity instruments. Under IFRS in 2010, trust unit rights were classified as a liability and were expensed as the service of the employee was provided.

On the transition date, Penn West reversed contributed surplus (other reserves) of $123 million to remove the amount recorded as equity under previous GAAP and recorded a unit rights liability based on updated fair values per trust unit right and the service performed to that date. This resulted in the recognition of a $68 million unit rights liability on the transition date of which $53 million was recorded in accounts payable and accrued liabilities and $15 million was recorded in other non-current liabilities.

Under previous GAAP, Penn West included a portion of unit-based compensation in operating expense and the balance in general and administrative expense. Under IFRS, unit-based compensation is disclosed on a separate line on the consolidated statement of income. Penn West reclassified $4 million from operating costs and $4 million from general and administrative expenditures into unit-based compensation expense for 2010. Additionally Penn West reclassified $4 million from accounts payable and accrued liabilities into other non-current liabilities as this amount is non-current.

Under IFRS, as trust unit rights were treated as a liability, Penn West was required to revalue unit-based compensation at each reporting date. In the first three months of 2010, an additional expense of $58 million was recorded resulting in a total unit rights liability at March 31, 2010 of $122 million of which a $107 million liability was included in accounts payable and $15 million included in other non-current liabilities. In 2010, an expense of $151 million was incurred resulting in a unit rights liability of $196 million at December 31, 2010 of which $171 million was included in accounts payable and accrued liabilities and $25 million was included in other non-current liabilities.

Due to the revaluation of trust unit rights at each reporting date under IFRS, the amount recorded as an increase to unitholders’ equity on exercises changed from previous GAAP. In 2010, Penn West recorded $23 million in unitholders’ equity compared to $32 million under previous GAAP on the exercise of rights.

F.	Decommissioning liability

Under previous GAAP, a decommissioning liability existed if there was a legal requirement to abandon and reclaim an asset. Under IFRS, in addition to the legal requirement, a corresponding provision is recorded if a constructive obligation exists to abandon and reclaim an asset. Also, under IFRS, the decommissioning liability is calculated at a more detailed level than under previous GAAP, which results in minor differences in the present value calculation. On the transition date, Penn West recorded a reduction in the decommissioning liability of approximately $6 million with a corresponding offset to opening retained earnings.

During 2010, Penn West had $91 million of additions and changes in estimates which increased the liability and accretion charges totalling $44 million under IFRS. These amounts were $89 million and $45 million, respectively, under previous GAAP.

G.	Convertible debentures

Under previous GAAP, convertible debentures that expire within a year were disclosed as a long-term liability as Penn West, at its discretion, has the option of settling the debentures in cash or equity. Under IFRS, regardless of the method of settlement, instruments expiring within one year are classified as current liabilities.

2011 FIRST QUARTER REPORT 57

H.	Unitholders’ Equity

Changes to retained earnings (deficit) from previous GAAP were as follows:

	January 1, 2010	March 31, 2010	December 31, 2010
Deficit, previous GAAP	$(656)	$(769)	$(1,116)
Reverse previous GAAP amounts:
Depletion, depreciation and accretion	-	342	1,338
Unit-based compensation	-	13	47
Future income tax	-	(22)	(319)
Record IFRS adjustments:
Set-up of turnaround component	3	3	3
Set-up of decommissioning liability	6	6	6
Set-up of unit rights liability	55	55	55
Deferred tax	(398)	(357)	(297)
E&E expense	(44)	(44)	(45)
Depletion and depreciation	-	(262)	(1,169)
Accretion	-	(10)	(44)
Unit-based compensation expense	-	(58)	(151)
Gain (loss) on dispositions	-	(23)	1,082
Deficit, IFRS	$(1,034)	$(1,126)	$(610)

Changes to unitholders’ capital from previous GAAP at the comparative dates were as follows:

	January 1, 2010	March 31, 2010	December 31, 2010
Unitholders’ capital, previous GAAP	$8,451	$8,502	$9,177
Reverse previous GAAP amounts:
Exercises of TURIP	-	(3)	(32)
Tax-effect on trust unit issue costs	-	-	(2)
Record IFRS adjustments:
Exercises of TURIP	-	3	23
Tax-effect on trust unit issue costs	-	-	4
Unitholders’ capital, IFRS	$8,451	$8,502	$9,170

Contributed surplus (other reserves) of $123 million was eliminated and charged through retained earnings on January 1, 2010 to record trust unit rights as a liability under IFRS.

I.	Earnings per unit

Under previous GAAP in 2010, the number of units used in the year-to-date earnings per unit calculation was based on the average of the number of units outstanding in each of the interim periods. Under IFRS, the year-to-date calculation is completed independent of the quarterly calculations.

For the year-ended 2010, the diluted number of units outstanding under IFRS was 451.6 million compared to 447.6 million under previous GAAP.

2011 FIRST QUARTER REPORT 58